NO ACT

DC
PC
1-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040723

February 27, 2008

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2008

Re: Ford Motor Company
Incoming letter dated January 3, 2008

Dear Mr. Sherry:

This is in response to your letters dated January 3, 2008 and February 1, 2008 concerning the shareholder proposal submitted to Ford by Fredrick P. Wilson. We also have received a letter from the proponent dated January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Fredrick P. Wilson (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal and supporting statement requesting that Ford's Board of Directors "include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity" (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has consistently concurred that shareholder proposals may be excluded under Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In *Berkshire Hathaway Inc.* (March 2, 2007), omission of a shareholder proposal was permitted where the proposal sought to restrict the company from investing in securities of any foreign corporation that engaged in activities prohibited for U. S. companies by Presidential Executive Orders. The proposal in *Berkshire Hathaway* was so vague and ambiguous that shareholders could not be expected to understand what they were being asked to consider. Likewise, the company would not know what action to take in order to ensure full compliance with the proposal's requirements. *See also, The Procter & Gamble Company* (August 9, 2007) (concurring in exclusion of proposal that requested that if the company sponsored a news program in Spanish, then half of that program must incorporate an English lesson); *The Home Depot, Inc.* (January 29, 2007) (concurring in exclusion of proposal that required two nominees for each new member of board as vague and indefinite); *Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); and *Wendy's International, Inc.* (February 24, 2006) (concurring in exclusion of request for board to issue interim reports to shareholders that detailed the progress made toward accelerating development of controlled-atmosphere killing of animals as vague and indefinite).

The Proposal falls squarely within the criteria for exclusion because, based on the text of the resolution contained within the Proposal, shareholders will not be adequately informed as to what they are being asked to consider. Likewise, the Company would not know what specific action to consider taking should the Proposal be adopted. The Proposal requests a report on efforts to improve the fuel economy of the Company's products; however, it is not at all clear what the Proponent intends by the phrase "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity." In theory, the Proposal could imply that the Company should adopt corporate fuel efficiency goals, although the link between any such goals and the specifics of the resolution contained in the Proposal appear tenuous, at best. Alternatively, the Proposal could be literally to request that no Ford vehicles indicate there is a need for any country in the world to purchase oil from Middle East countries in order to fuel Ford vehicles. If so, then the Proposal may arguably be omitted as being substantially implemented (i.e., no current Ford vehicles give any indication to countries that there is a need to buy oil from Middle East countries in order to fuel Company products). A third interpretation of the Proposal is a request that Ford undertake efforts to not only improve the fuel efficiency of its products, but also engage in an international effort to convince countries of the world not to purchase oil from Middle East countries to fuel Ford products. The interpretation of, and the questions raised by, the

Proposal are endless. Shareholders cannot be expected to understand with a reasonable degree of certainty which, if any, of the above (or other) scenarios they are being asked to consider. Similarly, the Company would not know with any reasonable degree of certainty what action it is expected to consider if the Proposal was adopted. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as impermissibly vague and indefinite.

The Proposal is Beyond the Power of the Company to Effectuate

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. *See also, International Business Machines Corp.* (January 14, 1992).

In each of the No-Action Letters referred to above, the proposals were beyond the power of the Company to effectuate because there was no practical way of implementing the proposals. Likewise, the Proposal is beyond the power of the Board of Directors to effectuate because the Board does not, and cannot, control where Royal Dutch Shell, ExxonMobil, or any other company or country, obtains its oil from in order to make fuel for the Company's products. Furthermore, gasoline is a fungible commodity. Each gallon is like any other, regardless of whether the oil is sourced from the Middle East or the Gulf of Mexico. Because gasoline is fungible, any statement or implication that Ford vehicles should not be powered by Middle East oil is completely meaningless. Also, there is no feasible way for the Company to monitor where the oil used to power its vehicles was derived from. Lastly, there is no feasible method by which the Company could enforce the edict that only non-Middle East oil be used to fuel its products. Consequently, the Proposal is beyond the power of the Company and the Board to implement and, as such, is excludable pursuant to Rule 14a-8(i)(6).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Fredrick Wilson (via Federal Express)

[redacted]

EXHIBIT 1 -

November 29, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
PH: 810-694-6628
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

'07 NOV 30 A9:28

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

Ford Motor Company
One American Road
Room 1134
Dearborn, MI 48126

ATTN: SECRETARY

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2008 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mme:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $7.34 per share, or about $3,303.

The second letter is my statement of intent to continue to hold, own, and possess these shares.

The third attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 499 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,

Fredrick P. Wilson

Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock, dated 16Nov2007.

2) Letter of Intent to continuously hold stock, dated 16Nov2007.

3) Stockholder Proposal: IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending over $4 Billion/year for 34 years ($136Billion+) to build mosques, madrasses and Islamic centers in the US and globally. They are also teaching hatred of us in Canada, Europe, the Middle East, North Africa, and Central and SE Asia. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, England, Russia, Canada, Southeast Asia, and large sections of Central and South America will be, demographically at first, violently later, overrun by Islamists well before 2100. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis in WWII" to Eastern Europe and America, only this time Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. Hezbollah activists in Dearbornistan may join them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Ford's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity.

F. P. Wilson 11/29/07

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 4, 2007

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, Michigan 48439-5119

Subject: Shareholder Proposal 2008 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 29, 2007, which was received on November 30. You request that the proposal relating to the Board issuing a report in Ford's annual report on efforts to improve the fuel economy of Ford products, among other things (the "Proposal"), be included in the Company's 2007 proxy materials. Thank you for providing proof of stock ownership.

Please note that Ford reserves the right to file a No-Action Request with the United States Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we determine a basis for exclusion exists under SEC Rule 14a-8. If we decide to file such a letter, we will notify you in accordance with SEC rules.

Thank you for your continued interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

RECEIVED

2008 JAN 28 AM 10: 43

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 24, 2008

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

I urge you to notify Ford Motor Company that they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine Ford Motor Company the fullest amount that the law allows if they do omit my proposal.

In the 1930s Winston Churchill was already notorious for speaking out about the dangers of Nazism. He was supported and encouraged by a group of "troublesome young men", members of Parliament and others, who urged him to continue to speak out about the threat that Nazism presented to freedom, democracy, England, and the free world.

Mein Kampf, when it was translated and published in English, was only ½ the length of the German language version, and had been highly edited to remove the hate filled parts. This ploy by the Nazis was reasonably successful, for many did read the English language version, and, upon finding no problems in it, derided those that knew better. Fortunately, enough Englishmen knew German, and a report was made of the two versions and what had been cut out, but far too few knew about or read this expose.

Churchill was also derided by many, if not most, people, for speaking out about a threat that either didn't exist, was too far away, was too far into the future to worry about, or was too large to do anything about. He was called a fear monger, an alarmist over nothing, and a Germanophobe, for deriding the Nazism, which had taken root with the Germans in Germany. He was accused of, in effect, cherry picking the negative items that Hitler had stated in Mein Kampf, and what Hitler and the other Nazis had publicly written and stated in speeches and discussions. Even some of Sir Winston's friends looked for ways to avoid seeing him or meeting him in the street by walking the other way, for they were tired of his constantly drumming about Nazism.

On May 10, 1940, when the Nazis', whom England had declared a state of war with on September 3, 1939, invaded France, Parliament, by a bare majority, threw out Chamberlain and some of the appeasers, and Churchill became the Prime Minister of England. At that time, Churchill thought that it may very well be too late, and believed that he might be presiding over the demise of England and the free world. Fortunately his resolute leadership helped overcome the Nazi inevitableness, despite the appeasers that remained in the government and Parliament.

After WWII, everyone knew and stated that Sir Winston was right. All of the evidence was right in front of us, but nobody wanted to learn about it or believe it. Everyone also stated how easy it would have been to get rid of Nazism in 1935, but no one then believed in what Churchill was stating. Everyone also said they would never allow evil to be ignored or triumph again.

Fast forward to today. We are living in a time analogous to the 1930's. There are far too many radical Islamists in America and the world, far too many Islamofascist apologists, far too many that don't want to learn anything, and far too many who are unwilling to consider learning enough about the problem. The complete and total ignorance about Islam that Ford has displayed, and its total unwillingness to learn anything about Islam, including the ability to attempt to refute the documentation I have provided, goes far to substantiate my belief, which I have documented in over 2500 pages of documentation and over 150 books in the bibliography, of the analogy to the 1930's and that the United States of America has a tremendous probability of becoming an IslamoNazi hellhole like Lebanon, in part or in whole, on or before 2100. There are some that argue that it will even occur before 2050, and I only disagree with them over the possibility percentage.

"If a nation expects to be ignorant - and free - in a state of civilization, it expects what never was and never will be." – Thomas Jefferson

"The opinion of 10,000 men is of no value if none of them know anything about the subject." - Marcus Aurelius.

"All that is necessary for the triumph of evil is that good men do nothing." (Edmund Burke)

"Kill the unbelievers wherever you find them..." Sura 9.5, from the final and concluding chapter (Sura) of the Holy Qur'an

"Therefore, when ye meet the unbelievers, smite their neck." Sura 47.4, from a later Medinan Chapter of the Holy Qur'an. This, plus the Prophet Muhammad's personal beheading of over 600 male captives from Jewish community of Banu Nadir in 626, is why Islamic captives are usually beheaded. (there are over 140 more verses advocating violence, war, and hatred in the Holy Qur'an, and due to Islam's Global Engineering Change System , naskh, the abrogate or suppression of all of the peaceful passages in the Holy Qur'an, the *Mein Kampf* of Islam).

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

There appears to be no Churchill on the Horizon. But there are some who are pointing out the danger, even though no one wants to listen, and no one wants to learn about and believe in the available knowledge. This unwillingness of almost all people to learn enough about Islam to have an opinion worth having and that can be supported and debated in the public arena strengthens the analogy to the 1930s.

Norman Podhoretz authored *World War IV*. He so appels it because he calls the Cold War WW III. In either case, he makes a compelling case of what we are approaching. If anything, he is too conservative in his outlook, for this was will not just last for a couple of decades, or a generation. This war may last for centuries. Even though the US has not been engaged in it, this war has gone on for 1386 years, and may go on, if we don't lose it first, for 1387 more years.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an. the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam.

The Holy Qur'an can be read in complete translations, but it can be very difficult and misleading to read for those who don't know the rules under which it is organized and are to guide the understanding of it. The online English versions of the Hadith are being altered to remove the hatred, similar to what the Nazis did with *Mein Kampf*. Unfortunately, these 10 and 12 volumes of the Hadith collections are far too expensive for many to have in their original printed state, but they do exist, and I have both the collections of Sahih Bukhari and Sahih Muslim in hard copy.

The Holy Qur'an is the *Mein Kampf* of Islam: teaching hatred for all non-Muslims and advocating war and violence against all non-believers. The Hadith, the life and times of Muhammad and his actual statements were put together by renowned collectors of information about him shortly after his death, fully document the hatred and advocacy of violence that Muhammad, the Hitler of Islam, promoted. Yes, there are peaceful passages and peaceful statement, but to say that anyone is cherry picking quotes from the Holy Qur'an, the Hadith, and other documents is as disingenuous as those that accused Churchill of that with Mein Kampf and Hitler's speeches. The same applies to statements by Muslims throughout history – the hatred is there, and is plain to see, even though not every statement is evil. These IslamoNazis hate Jews more than the Nazis did, and have done so for 1387 years. These IslamoNazis hate Christians and all non-Muslims more than the Nazis hated untermenschen. The Muslims conquered every country that has an Islamist majority today by the sword – no country or group of people voluntarily converted as simply a choice between religions.

Demographically at first, violently later, all of Western Europe, Russia, England, Canada, Southeast Asia, and large sections of South and Central America will be overrun by radical Islam on or before 2100. Australia and New Zealand may not make it much beyond 2100 before they have Islamist majorities.

Speaking with businessmen who have visited China, they so state that there is at least one Mosque in every reasonable sized city. The Uighurs in Western China are trying to out demographically grow the Han Chinese, even though China has offered those Han residents freedom to have as many children as they want, contrary to the policy in the rest of China. China may be able to suppress peaceful Christians with ease, but they are playing with fire when they believe they can control their Islamic population.

India is building a 2400-mile Israeli style wall to keep the radical Islamists from Bangladesh out. India also has over 120 million Muslims in India, some of whom have committed terrorist acts, even though they know that the Hindus will respond in kind.

Attached is an article that documents some incidents between Muslim immigrants to Greenland and the indigenous Eskimos. What did Eskimos ever do to Muslims or Islam? Before Greenland, the two cultures never met each other, but the Muslims hate the Eskimos because they are not Muslims, as Allah and the Prophet Muhammad taught them to do.

The further one goes into the future, even more of the world will be overrun by radical Islam.

Is it possible for the USA to survive alone, as the sole western civilization left in the world? The further one goes into the future, the answer more strongly becomes no.

It is very possible that the USA will fight a second civil war. It is probable that the USA will become in whole or in part, just like Lebanon, where moderate leaders of all faiths are either in hiding or already assassinated. As the future continues to progress, the USA will become closer to being like Syria, as Lebanon is now progressing.

Dr. Newt Gingrich, Professor Emeritus of History and ex-Speaker of the House, has stated that this war against radical Islam will try our nation as nothing has tried it since the Civil War. I have spoken with Dr. Gingrich, and stated that in the second half of this century, we may very well be tried as a nation far more than even our own Civil War. He stated that I might be right.

"For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is **physical death**". Quote from Imam Hanafi Adbul Malik, from the Flint Muslim House at 804 King Street, to Geaorge Jaksa of the Flint Journal, on 20Feb2006. (emphasis added). This is exactly how the Prophet Muhammad urged his followers to assassinate nine people, including one pregnant woman, solely for verbally criticizing the Prophet.

CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam...Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth." (very similar to what Osama bin-Laden said in 2003).

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-Muslims. CAIR, Adbul Malik, and the gentleman were lying (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

I subscribe to E-mails from CAIR, and view several USA Islamist websites almost every day, such as that for the MSA (Muslim Students of America). Our own American Muslims practice Taqqiya on us every day, all day long. Only the true followers of Islam such as Osama bin-Ladin, Zawahiri, Grand Ayatollah Khomeini, now Khamenei, Hamas, Hezbollah and of their similar like tell the truth about Islam and their pledged mission to destroy the "Great Satan".

As a fairly secular Christian, I can guarantee that Muslims in the USA and our own Muslim American citizens will want the USA to be ruled by Sharia law, as 60% of British Muslims want for Britain, which is totally incompatible with the bill of rights and the 14th and 19th amendments. To have to get a *fatwa* before our own Muslim American citizens in the US military would fight against the Islamofascist in Afghanistan and Iraq should be very alarming. The Muslim-American Pledge of allegiance starts with "I pledge allegiance to Allah and his Prophet Muhammad", and goes on like this for five lines before the pledge we recognize kicks in. This pledge may be being taught in 1,200 Madrassas in the USA today. Many American Muslims owe allegiance to Allah, his Prophet, Muhammad, and the global Umma, before they owe allegiance to America.

The possibility, even the probability, that the USA can lose this war, which will be the defining war of the entirety of this century, with the real shooting part of this war probably not starting until after 2050, is something that every American should know about.

The probability that many of our great-great granddaughters will be gang raped by young Muslim men who believe that their religion justifies that, as is happening in Europe and Australia today and has been for several years, is something every American should know. The probability that many young American Muslim girls will be genitally mutilated (female circumcision, or Clitorectomy) as Ayaan Hirsi Ali was, as is endemic in the Middle East, North Africa, and is occurring in Europe, is almost certain. The Prophet Muhammad said "Cut them, but do not cut too deep."

The probability that our many of our great-great grandsons will either be beheaded or forcibly converted to Islam is almost certain. The prophet Muhammad beheaded 600-900 Jewish men for not wanting to convert to Islam and for verbally opposing Islam. Those Muslims who behead opponents are just following the example of the most perfect human being that ever existed, who is to be emulated in every way. The probability that the wives and daughters of Muslims will be freely beaten, as 93% of all women in Pakistan were in 2003, is very high. Allah and Muhammad approved of beating wives and women whenever the man was unhappy with them, for almost any reason, and Muhammad did do so. Once again, the perfect human being that every Muslim should pattern his life after.

Polygany (multiple wives, as opposed to polygamy, multiple spouses) has made it to the USA, as the Holy Qur'an allows all Muslim men to have up to four wives. Honor killings have made it to America. Due to the ignorance of most in the FBI and law enforcement, I am sure there have been many more Honor Killings and Islamic wife and female beatings than have been reported. On January 4, 2008, Brigitte Gabriel, a Lebanese American lady and author of "Why They Hate", from her experiences growing up in Jihadist-torn Lebanon, stated on FoxNews regarding the Honor Killing of two young teen-age daughters by a Palestinian Muslim Cab Driver in Texas, that Europe is now experiencing more than two cases of Honor Killings per country per month, and that the Europeans have gotten so used to it that the killings aren't news anymore.

Our great-great grandchildren are going to hate us for the world we will bequeath to them, if there is anyone left to remember what the USA was like before we lost the war.

Yes, there are peaceful Muslims, But it is not because of their religion, it is in spite of it. Islam, in Arabic, means submission, not peace. Islam is the religion of submission to Allah. Tawfik Hamid, from whom two articles are attached, is the best peaceful Muslim there is, for he recognizes the hatred the basic documents of Islam preach and he wants to reform them. Whether he and the very few other peaceful Muslims can succeed or not is unknown, but unlikely. Many Muslims are ignorant of what their religion teaches and preaches, just as many Christians are, but the Muslims can be introduced to the hatred one verse at a time by any Imam, the internet, or by their own research. At that stage they mostly keep quiet, for leaving Islam, apostasy, is one the three items for which death is the punishment (the other two are criticizing Allah or the Holy Qur'an, and criticizing the Prophet Muhammad). A very few do become apostates, such as Ayaan Hirsi Ali, Nonie Darwish, Wafah Sultan, and Ibn Warraq. Some others become violent radicals, and many become quiescent radical Islamist supporters.

Ayaan Hirsi Ali, who is now living in the US, has said that Islam states that we are all Infidels. She is correct. She has stated this publicly on FoxNews' Sunday morning program. The more one knows about Islam the more one knows that it is a religion of hatred and war. Her book, Infidel, is included. Ms. Laura Bush has read this book, as has Congressman Mike Rogers. News reports have corroborated that genital mutilation has made it into the mainstream of Europe's Muslims. It will first appear here in the US amongst out Islamic populations in New York and Minnesota. They try to make it a mainstream practice as is occurring in Europe. Would anyone of us want our daughters genitally mutilated as Ayaan Hirsi Ali was? Yet that is the future if we are not very careful. The money and boldness to advocate such programs comes from our oil money, which, with the price of oil today, the radicals in the Middle East are awash in. All of the preceding gentlemen, as well as President Bush, have read, recommended it to their staffs to read; and have highly recommended the book *America Alone* by Mark Steyn to others to read. Congressman Pete Hoekstra sought me out to shake my hand after talking to Mitt Romney about this book and the impact of Islam on the USA. He was glad to meet someone who had read the book and understood the threat, as was Governor Romney. Mrs. Ann Romney has stated to me that her husband both believes and understands that Islam is not a religion of peace, but rather a religion of hatred and war.

While we absolutely need to find and support truly peaceful Muslims that believe in separation of Church and State and that know that Islam must be reformed, there are probably not enough such wonderful, peaceful Muslims to make a difference in either the short or the long run. Attached are two articles by Tawfik Hamid, a truly peaceful Muslim, amongst the attached documentation. The articles, from the Opinion Journal Online (The Wall Street Journal) state his attempts to reform Islam. I will contribute $100 dollars to the Salvation Army for every Muslim that Ford can find that agrees with Tawfik Hamid. The conditions are: 1) a notarized, signed statement, with the two articles attached, stating that the signing Muslim agrees with and will support Tawfik Hamid and his efforts to reform Islam. 2) A letter to the editor published in a paper that states that he (she) supports Tawfik Hamid and what he is trying to do, and 3) Certified evidence that the peaceful Muslim has stood up in Mosque on a Friday and promoted Tawfik Hamid and his efforts. I will pay up to a total of $10,000 to the Salvation Army for this effort, and if Ford desires that my money be placed into Escrow, that can be arranged. Ford should be willing to match my contributions, but also to pay a full $10,000 if it can't find even a single Muslim that will agree with Tawfik Hamid and to my conditions.

The more one studies Islam and its history, the more certain one will become that sooner or later, just as in the Gaza Strip, peaceful Muslims will become irrelevant, and the radicals will win by any means necessary, for the peaceful ones are unwilling to fight back, and it is only through fighting back that radical Islam can be defeated. Lebanon is another case in point, where the radicals have proven that they will go to any length to win, and anyone who opposes them has either been assassinated, is in hiding under 24 hour guard, or the equivalent of a dead man walking. They are just following the example of the Prophet Muhammad, who had nine people, men and pregnant women, assassinated, solely for speaking out against Islam.

When Islam becomes the majority in Europe and Canada and Russia, Americans will have front row seats to see how horridly Muslims treat all non-Muslims, even the "people of the book", as are Christian and Jews. Over 50% of Iraq's Christian population has fled Iraq since 2003. The reason is primarily because now that Saddam is gone, they can, and they know that Sharia law is just around the corner. The non-Muslims and Christians of Europe are fleeing from those areas and countries that have the most Muslims, for they are starting to be publicly treated as second-class citizens. They are fleeing, rather than fighting back and demanding their rights, for they know that the multiculturalists will out rule them, until only multicuralists remain, and then they will be killed or converted until only Muslims will remain.

The probability that the United States will become an Islamist country, in whole or in part, is extremely high and every American should know that. Which is why, when I say that the USA may very well be an Islamist Hellhole like Lebanon on or before 2100, I do not believe that I am understating the danger we are in..

I am happy and willing to publicly, or privately, debate the documentation I have put together and the beliefs that I have with all 1.4 billion of the worlds Muslims, all at once or one at a time, plus the world's approximately 1 billion Islamofascist apologists at the same time.

I would like to ask the Ford Board of Directors how much study time they have spent studying Islam, both in their life and since 9/11. How many seconds, minutes, or even hours? I estimate that as of this writing I have spent in excess of 7,000 hours studying Islam since 9/11, including at our local Mosques. Ford may know cars, although many stockholders will disagree with that. Ford may know business, although with its losses the last two years, that is subject to great debate. Ford does not know Islam.

Ford argues from a legal standpoint against regarding approving my stockholder proposal. Its arguments are specious and wholly invented by Ford.

As an analogy, I am sure that the Emperor Nero had his lawyers defend him from allegations that he wasn't defending Rome during the great fire or doing anything to help Rome, but was fiddling instead. The USA will probably burn in the future, whether through riots by our own Muslims, whether from nuclear bomb fire form Osama or the missiles from Iran, Russia, France, England, and perhaps Canada, whether from rockets and suicide bombers from Canada and Mexico, similar to Gaza and the West Bank for Israel, or whether through a second civil war, a great one or several small ones. And Ford can keep fiddling, and its lawyers can keep arguing, but the arguments are immaterial, irrelevant.

Our oil money is funding our own demise. I have discussed this with Governor Mitt Romney, Congressman Duncan Hunter, Congressman Mike Rogers, Congressman Pete Hoekstra, Congressman Tim Walberg, Congressman Joe Knollenberg, and Congressperson Candice Miller, the last four at the Michigan Leadership Conference at Mackinaw last September. The subject was "why are we funding our own demise, with our oil money, as a nation, a culture, and a civilization". Everyone has a slightly different view, but everyone agrees that we need to stop funding our own demise today, not tomorrow, except, apparently for Ford. Our own oil money is funding Hamas and Hezbollah globally, the nuclear ambitions of Iran, the nuclear ambitions of Syria, the nuclear program of Pakistan, and the recrudescence of radical Islam in every country in the world. An article is included in the attachments that indicates that at least some of our political leaders have some idea of the threat, while others have no, or have never indicated that they do have, any idea of the danger we are in.

There is nothing in Fords charter or incorporation documents that state that it is supposed to support the funding of terrorism, yet that is what it is doing. There is nothing stating Ford should support the destruction of Western Civilization, yet that is what it is doing. There is nothing stating it should support the destruction of the United States, yet that is what it is doing. There is nothing stating it should support the funding of the destruction of Christianity and Judaism, yet that is what it is doing. The perfect amoral corporation needs to understand that there is evil in this world, and it is supporting that evil – Islamofascism.

I do find it amusing that Ford is arguing with current US Case Law. I would hope that Ford would be a little more avant-guard, and use Shari'a Law. For any of our great-grandchildren who want to become lawyers, I would like to suggest Al-Azhar University in Cairo, Egypt. It is the premier Sunni Islamist Jurisprudence University in the Sunni world. They can study any one or all of the four mainstream Islamic Jurisprudences, or fiqh, systems in use today, the same as yesterday, which are the Hanafi, Hanbali, Maliki, and Shafi'i schools. For Shi'a Islam, the Learning Center is in Q'om, Iran, and I would actually wait awhile to see if Shi'a Islam will be wiped out or not by the Sunnis, or just simply marginalized again as it was before 1979.

Ford argues that my statement makes false or misleading statements. It does not make any false or misleading statements, and Ford did not point out a single point in its rebuttal that it alleges to be false or misleading.

My proposal asks, in the resolved section, that a report of how it is improving its vehicles fuel mileage be included in the annual Stockholder meeting report.

The part of the proposal that is in dispute by Ford, is the part that requests Ford to track the improvements made such that vehicles manufactured by Ford, which are totally within the control of Ford, have their fuel mileage improved over an unspecified time. The USA currently imports approximately 20% of its oil from the Middle East. The world currently imports about 50% of its oil from the Middle East. I am sure Ford will have different percentages to list. The total improvement to the mileage is to be, over an unspecified time, such that Ford vehicles will be improved to the level that the percentage of oil from the Middle East that is needed to fuel the Ford newly produced vehicles is zero, or in effect an improvement of around 50%. My proposal does not indicate the percentage. Ford would disagree with that percentage and argue that it is too specific. As mature individuals and entities, that agreement can be reached if necessary, but the Board should actually be able to come up with reputable percentages all by itself.

So my proposal is for Ford to report on its progress towards such a goal in its annual report. Ford, as a business, writes reports on how well it is performing relative to the goals that it has set for itself, what progress has been made towards meeting those goals, and what progress still needs to be made every day. That is Business 101. My proposal is asking for a report. The percentage improvement can be argued, and agreed upon, in detail, over time, for it is the agreement on a percentage of oil supplied from the Middle East. The sole timeframe is at the earliest opportunity. That leaves Ford the freedom to decide what it can feasible do. I, with 35 years in the auto industry could tell them, but Ford employs some bright engineers and managers, and they can decide what is best for Ford perhaps better than I can. Perhaps not, but I am not, in this proposal, specifying what is to be done or how it is to be done, only the goal.

I am also asking that the Board set up a benefit program for its executives and board members that will yield benefits toward them as progress is made towards achieving the goal. No specific benefit is specified. The committee can decide that. Maybe the benefit is just an attaboy. Once again, specifying benefits for making progress towards achieving goals is the lifeblood of Ford and almost all corporations. Ford measures and provides benefits based upon the success of its executives and board members in making progess towards meeting goals all of the time.

Ford argues that I am asking it to engage in an international effort to convince countries of the world not to purchase oil from the Middle East to fuel Ford Products. My proposal does nothing of the sort. This idea is entirely the invention of Ford.

Whether any country does buy oil from the Middle East or not, and asking Ford to do anything about it, is another idea that is totally the invention of Ford. Whether any country does or does not buy oil form the Middle East, either now or after Ford meets the proposed goal, is not, has never been, and never will be within the control of Ford, and I make no such argument in this proposal. I am asking it to do nothing other than write a report about how well it is improving the mileage of its vehicles to achieve a goal that will be set by Ford, and benefit the executives and Board members for making progress towards meeting that goal, both of which, th4e benefit and the goal, are set by Ford.

My proposal is not misleading. It is not convoluted. It is not confusing. Ford has quoted a mountain of irrelevant cases to support its specious arguments. These case quotes are nothing more than a canard.

Regardless of what decision is made, let there be no doubt that the United States may very well lose this war and become an Islamofascist Hellhole, and our oil money is funding the efforts of these Islamists to achieve that goal. If Ford wants what is stated in this letter to become true, it can keep right on doing what it is doing, which is very little, very slowly.

Once again, I urge you to notify Ford Motor Company that they should include my proposal in the 2008 Proxy statement for the annual stockholder meeting if they do not choose to adopt it, and I urge the SEC to fine Ford Motor Company the fullest amount that the law allows if they do omit my proposal.

Regards,

Fredrick P. Wilson
24Jan2008

Note: The documentation provided is predicated upon the presumption that the SEC and Ford still have the documentation that was provided to you last year. If not, please advise me and I can, and will, replace the documentation.

CC: Peter J. Sherry, Jr. – Ford - Office of the Secretary

Att:

A) *Infidel* by Ayaan Hirsi Ali
B) "Congressional Paul Revere Warns Nation About Islamofascist Threat" by Paul Sperry in Investors Business Daily
C) "Sense of Ummah – The Trouble With Islam" – by Tawfik Hamid in Opinion Journal
D) "How to End Islamophobia – The latest survey of American Muslims won't reassure their fellow citizens" by Tawfik Hamid in Opinion Journal
E) "Arabs vs. Eskimos" from opinion Journal – best of the Web
F) "An American Death Threat: by F. P. Wilson
G) "Flint Islamic Center Open House Visit 2004" by F. P. Wilson
H) "Islam is the Bloodiest Ideology the Earth Has Ever Seen" by F. P. Wilson
I) "Saudi in the Classroom – A fundamental front in the war" by Stanley Kurtz in National Review Online

J) "Iraqi Christians face ultimatum: Leave or die" by James Palmer, Newshouse News Service
K) "Thomas Jefferson's Holy Qur'an" by F. P. Wilson
L) Letter to the Honorable U.S. Congressman Dale E. Kildee by F. P. Wilson
M) Letter to Tony Dearing of the Flint Journal by F. P. Wilson
N) "Iran's Fanatical Ayatollahs Will Use Nukes" by F. P. Wilson
O) "U.S. Intel Possibly Duped by Iran: by Kenneth R. Timmerman in NewsMax
P) "A Congressman for Jihad" by Robert Spencer in FPM
Q) "Saudi Arabia is hub of World Terror – The desert kingdom supplies the cash and the killers" by Nick Fielding and Sarah Baxter in TimesOnline
http://www.timesonline.co.uk/tol/news/world/middle_east/article2801017.ece
(My apologies, the URL is not listed on the document.)
R) "Dems Speak No Evil of Islamic Jihad" Investors Business Daily
S) "The First American Honor Killing?" by F. P. Wilson
T) "Immigrants 'honor killing' of daughter sparks debate" by Julian Isherwood, in the Chicago Sun-Times
U) "Cultural 'honour killing' brought to Canada" by Jamie Baker in St. John's Telegram
V) "Canadian Dishonor Murder" by Robert Spencer in FPM
W) "American Honor Killing in Texas by Robert Spencer in Jihad Watch
X) "Polygamy law set for challenge" by Zubeida Malik in BBC
Y) "Polygany In the Bronx" by Michael Wilson in the New York Times
Z) "'Big Love'? HBO Skips True Polygamy in Islamic U.S." by Debbie Schussel on her website
AA) "What to Expect When You're Expecting a Co-Wife – Why American Muslims Don't care to legalize Polygamy" by Andrea Useem in slate.com
BB) "Copy of Letter from Ford to the SEC dated 3 January 2008.


ATT. A
"Ayaan Hirsi Ali is one of Europe's most controversial political figures and a target for terrorists. A notably enigmatic personality whose fierce criticisms of Islam have made her a darling of ...conservatives...and...popular with leftists...Soft-spoken but passionate."
—The Boston Globe
INFIDEL
AYAAN HIRSI ALI

PRAISE FOR *INFIDEL*

"A brave and elegant figure . . . an honest woman. . . . No one who reads her [memoirs] will doubt the self-questioning and the rigorous honesty of her mind. Perhaps, as in Voltaire's short story *L'Ingénu*, it is that too much honesty is sometimes unpalatable, even if it is couched in civil terms. . . . She has an open mind that has released itself from the old straitjacketed frame of reference of Right and Left; she is instinctively, deeply anti-authoritarian and she is unlikely to stick to straight ideological lines. She will go on asking difficult questions."
—**Isabella Thomas, *The Observer***

PRAISE FOR *THE CAGED VIRGIN* AND AYAAN HIRSI ALI

"This is an immensely important book—passionate, challenging, and necessary. It should be read as widely as possible, because it tells the truth—the unvarnished, uncomfortable truth."
—**Salman Rushdie, author of *The Satanic Verses***

"*The Caged Virgin* is a moving testament to the power of reason and should be read by everyone who values freedom of expression higher than religious censorship."
—***The Observer***

"Hirsi Ali is one of the braver, saner voices vying for our attention in a time when neither side is thinking clearly."
—***Newsday***

"At certain moments in cultural history, a particular book or pamphlet—think of Tom Paine's 'Common Sense'—catches fire by taking a spark already burning in people's hearts and minds and setting it ablaze on the printed page. *The Caged Virgin* is such a book. We live in such a moment."
—***Herald News* (Passaic County, NJ)**

"Famous for her criticism of Islamic fundamentalism and has the word 'controversial' glued to her. . . . She is painfully honest . . . grasps the simplistic and closed workings of the fundamentalist mind and she sees through the cynical use of religion in politics. . . . Having passed through religious conformism, Hirsi Ali now appreciates the virtues of nonconformity and dissent."
—***New York Post***

"Slim, black, beautiful and stylish . . . with a princess's sense of self . . . The second coming of Spinoza. Hirsi Ali may be the boldest rationalist rebel . . . since that 17th-century philosopher. . . . [In] *The Caged Virgin* . . . a crisp, very clear indictment of Islamic misogyny mixed with autobiographical scenes and reflections about her own liberation . . . the lady pulls no punches."
—***The Philadelphia Inquirer***

0207

ISBN-13: 978-0-7432-8968-9
ISBN-10: 0-7432-8968-4

52600

9 780743 289689

AUTOBIOGRAPHY

PRAISE FOR *INFIDEL*

"A brave and elegant figure . . . an honest woman. . . . No one who reads her [memoirs] will doubt the self-questioning and the rigorous honesty of her mind. Perhaps, as in Voltaire's short story *L'Ingénu*, it is that too much honesty is sometimes unpalatable, even if it is couched in civil terms. . . . She has an open mind that has released itself from the old straitjacketed frame of reference of Right and Left; she is instinctively, deeply antiauthoritarian and she is unlikely to stick to straight ideological lines. She will go on asking difficult questions."
—Isabella Thomas, *The Observer*

PRAISE FOR *THE CAGED VIRGIN* AND AYAAN HIRSI ALI

"This is an immensely important book—passionate, challenging, and necessary. It should be read as widely as possible, because it tells the truth—the unvarnished, uncomfortable truth."
—**Salman Rushdie, author of *The Satanic Verses***

"*The Caged Virgin* is a moving testament to the power of reason and should be read by everyone who values freedom of expression higher than religious censorship."
—*The Observer*

"Hirsi Ali is one of the braver, saner voices vying for our attention in a time when neither side is thinking clearly."
—*Newsday*

"At certain moments in cultural history, a particular book or pamphlet—think of Tom Paine's *Common Sense*—catches fire by taking a spark already burning in people's hearts and minds and setting it ablaze on the printed page. *The Caged Virgin* is such a book. We live in such a moment."
—*Herald News* (Passaic County, NJ)

"Famous for her criticism of Islamic fundamentalism, and has the word 'controversial' glued to her. . . . She is painfully honest . . . grasps the simplistic and closed workings of the fundamentalist mind and she sees through the cynical use of religion in politics. . . . Having passed through religious conformism, Hirsi Ali now appreciates the virtues of nonconformism and dissent."
—*New York Post*

"Slim, black, beautiful and stylish . . . with a princess's sense of self. . . . The second coming of Spinoza, Hirsi Ali may be the boldest rationalist rebel . . . since that 17th-century philosopher. . . . [Her] *The Caged Virgin* . . . a crisp, very clear indictment of Islamic misogyny mixed with autobiographical scenes and reflections about her own liberation . . . the lady pulls no punches."
—*The Philadelphia Inquirer*

0207

ISBN-13: 978-0-7432-8968-9
ISBN-10: 0-7432-8968-4
52600
9 780743 289689

ATT. B

Congressional Paul Revere Warns Nation About Islamofascist Threat

BY PAUL SPERRY

Posted 11/19/2007

Maintaining a high level of vigilance against a patient, stateless and often invisible enemy hiding behind a religion isn't easy, especially in politically correct Washington. One tireless watchdog is Rep. Sue Myrick, R-N.C., who has founded the House Anti-Terrorism/Jihad Caucus to educate fellow lawmakers and Americans about militant Islam's long-term threat.

The diminutive yet feisty Myrick, a former Charlotte mayor and now deputy Republican whip, sat down with IBD to discuss the zeitgeist inside official Washington concerning the war on Islamic terror.

IBD: What persuaded you to start the Anti-Terrorism/Jihad Caucus, and what do you hope to accomplish?

Myrick: I decided to start the caucus out of a deep frustration, because President Bush does not talk to the American people about the long-term threat of radical Islamofascism infiltration in America. Since 9/11, I've tried to get the president and several members of his administration to talk to the American people about the dangerous enemy that we're facing. I took them all the materials I could find about what we did during World War II that were used to unite the American people. Everyone I spoke to said, "We do not want to frighten the American people."

I waited for someone else to start to educate the people, however, it did not seem to be happening. At that point, I sought to become educated on the matter. What I have learned is quite disturbing. I decided that if members of Congress were informed, they would have an opportunity to educate people in their districts. So I started the caucus and brought in three other co-chairs — Bud Cramer (D-Ala.), Kay Granger (R-Texas) and Jane Harman (D-Calif.).

We hope to start a dialogue with America. Until, and unless, we understand what we are fighting, we have no chance. We must inform the people, since it is evident they will have to protect their national sovereignty, because the government is not doing it.

IBD: How many members are in the caucus?

Myrick: We have 118 members — both Democrats and Republicans. The threat we face from radical Islamofascists is not a partisan issue. This is a matter that affects all Americans, regardless of political, social, economic or any other affiliations.

IBD: Should Americans be concerned about recently declassified documents detailing a secret plot by Islamist groups in this country, tied to the dangerous Muslim Brotherhood, to take over America from within, to Islamize our society?

Myrick: Americans must be concerned — alarmed. That is what I am referring to when I say that the administration has not explained who we are fighting and (where we are fighting them). "We're fighting them over there so we don't have to fight them over here" is not the whole story. It is amazing that we actually have the enemy's playbook, yet for some reason we don't want to seriously confront the threat we are facing.

The radical Islamofascists have told us how they intend to infiltrate all areas of our society and use the freedoms that are guaranteed under our Constitution to eventually Islamize our country, eliminate our Constitution and enact Shariah law. I know that it sounds a bit fanatical, but it's true.

In 1998, Osama bin Laden declared war on the U.S. What did we do? Nothing. Then he attacked again and again around the world before finally striking inside the U.S. Yet, rather than confront the threat head on and declare war on radical Islamofascists, we seek to placate the threat at home by saying radicals have hijacked Islam.

IBD: Are there any Muslim groups with which federal or other government officials — as well as businesses and nonprofits — should think twice about doing outreach or interfaith activities?

Myrick: I know of some Muslim nongovernmental organizations that are doing good things, such as the Islamic Supreme Council of America, the American Islamic Congress and the American Islamic Forum for Democracy.

However, groups such as Council on American-Islamic Relations (CAIR), the Islamic Society of North America (ISNA) and others have a proven record of senior officials being indicted and either imprisoned or deported from the U.S. Just to name a few: Ghassan Elashi, a founding board member of CAIR, is serving 80 months in prison; Randall "Ismail" Royer, the communications director for CAIR, is serving 20 years in prison; and Bassam Khafagi, the director of CAIR's community relations, has been arrested and deported.

There was a lot of evidence presented at the recent Holy Land Foundation trial, which exposed CAIR, ISNA and others as front groups for the Muslim Brotherhood.

IBD: What about Congress — does it have a formal vetting process for screening radical Muslims? Those invited to pray or speak at the Capitol, or who may try to otherwise visit or use Capitol facilities?

Myrick: To my knowledge, there is not a formal vetting process. Members of Congress invite religious leaders to pray. Back in the 1990s, Siraj Wahhaj became the first Muslim chaplain to give the opening prayer to Congress. Siraj Wahhaj was also an unindicted co-conspirator in the first World Trade Center bombing in 1993.

There is a policy that members of Congress can reserve rooms for speakers, events, etc., within the Capitol complex, and there is not much oversight as to who can be present at such events. Remember, these are public buildings, paid for by American taxpayers. It is the people's house.

IBD: During WWII, Uncle Sam plastered public places with propaganda posters of the enemy, commissioning artists to paint frightening impressions. The campaign rallied the American people against a common enemy. Yet in this war, the U.S. government hasn't even issued a wanted poster of Osama bin Laden. Why do you think that is?

Myrick: For one, we are too politically correct today. "We don't want to frighten the American people."

IBD: We often hear that Islam is a "religion of peace" and "tolerance," and that jihadists have "hijacked" or "perverted" a "great religion." Is this accurate, that nothing in Islam promotes or condones violent jihad against infidels? Or does such rhetoric simply play into the Islamists' hands in their attempts to sugarcoat the threat, and confuse Americans?

Myrick: There are definitely passages in the Quran that promote or condone violent jihad. However, you can also find passages in the Bible which promote violence. I think that the president is failing the American people by sugarcoating the problem we are facing and only making things worse for the future.

We should explore every means of encouraging moderate Muslims to speak out against the radicals. There are many who want to, and do — such as Sheikh (Muhammad Hisham) Kabbani (of the Islamic Supreme Council of America) and Zainab al-Suwaij (of the American Islamic Congress) and Dr. Zuhdi Jasser (of the American Islamic Forum for Democracy). But they do not get the media attention.

IBD: Many Islamists are well-spoken, and seem skilled at manipulating not only our media but our laws. If they can use our constitutional freedoms against us to block due scrutiny, what chance do we have of marginalizing them?

Myrick: Over the last 25 years, there has been a concerted effort on the part of radical Islamists to infiltrate our major institutions in America. They have done that by funding professors' projects in our colleges and universities. Then, they influence what is taught by making the program dependent on their yearly donations. Several classes have graduated and are now in the media, the judicial system, teaching in our schools and colleges, various branches of our government, even in our military. They are masterful at manipulating minds to fit their purposes.

IBD: How can they be exposed?

Myrick: We need to shed the veil of political correctness that shields government officials from speaking out against them. Until we do that, we do not have a chance of marginalizing them. As soon as someone broaches the idea that the Quran has violent passages, they get shot down as Islamophobes and racists.

Rather than debate these points, groups like CAIR seek to silence the debate. The American people deserve to see and hear the debate, but most people in positions of influence are afraid to say anything.

IBD: Jihad watchers have warned about "Shariah creep" in schools and local governments. We see Shariah being practiced in some parts of Europe; could it happen here?

Myrick: I believe Shariah could easily be practiced here. If a local community becomes infiltrated by extremists who run the town or village operations, then it could easily be implemented in this country. Unchallenged, it will happen.

IBD: The FBI director says the bureau can find no evidence of sleeper cells inside the U.S. How confident are you that the 9/11 cells were the last?

Myrick: From the information that I have heard reported publicly, there are sleeper cells inside the U.S. . . . Hezbollah sleeper cells, al-Qaida sleeper cells, maybe others.

IBD: How worried are you about "virtual jihad" — the use of al Qaida-inspired Web sites to motivate homegrown terrorists?

Myrick: I'm very worried about it, but again, we have certain freedoms in this country. We have a lot of freedom to express ourselves, more than in any other country in the world. People go pretty far in the statements they use to criticize the U.S. That's legal, as well it should be.

But the risk of motivating Americans to engage in jihad through the Web is a very serious problem that our Congress and administration should address immediately. We face an ironic dilemma in that our freedom could very well cost us our freedoms.

IBD: Christian prison chaplains warn that Muslim chaplains are converting inmates to Islam by the cellblock. Are the Justice Department and the Federal Bureau of Prisons doing enough to monitor this situation?

Myrick: They are aware of it and are supposedly monitoring it. Also, I have read that Abdurahman Alamoudi, founder of the American Muslim Council, placed Muslim chaplains throughout our military. He is now in jail on charges of terrorism. The chaplains, to my knowledge, are still in their current positions. Go figure.

http://www.investors.com/editorial/editorialcontent.asp?secid=1502&status=article&id=280364244485437
Accessed 22Nov2007

SENSE OF UMMAH

The Trouble With Islam

Sadly, mainstream Muslim teaching accepts and promotes violence.

BY TAWFIK HAMID Opinion Journal 04APR07

Not many years ago the brilliant Orientalist, Bernard Lewis, published a short history of the Islamic world's decline, entitled "What Went Wrong?" Astonishingly, there was, among many Western "progressives," a vocal dislike for the title. It is a false premise, these critics protested. They ignored Mr. Lewis's implicit statement that things have been, or could be, right.

But indeed, there is much that is clearly wrong with the Islamic world. Women are stoned to death and undergo clitorectomies. Gays hang from the gallows under the approving eyes of the proponents of Shariah, the legal code of Islam. Sunni and Shia massacre each other daily in Iraq. Palestinian mothers teach 3-year-old boys and girls the ideal of martyrdom. One would expect the orthodox Islamic establishment to evade or dismiss these complaints, but less happily, the non-Muslim priests of enlightenment in the West have come, actively and passively, to the Islamists' defense.

These "progressives" frequently cite the need to examine "root causes." In this they are correct: Terrorism is only the manifestation of a disease and not the disease itself. But the root-causes are quite different from what they think. As a former member of Jemaah Islamiya, a group led by al Qaeda's second in command, Ayman al-Zawahiri, I know firsthand that the inhumane teaching in Islamist ideology can transform a young, benevolent mind into that of a terrorist. Without confronting the ideological roots of radical Islam it will be impossible to combat it. While there are many ideological "rootlets" of Islamism, the main tap root has a name--Salafism, or Salafi Islam, a violent, ultra-conservative version of the religion.

It is vital to grasp that traditional and even mainstream Islamic teaching accepts and promotes violence. Shariah, for example, allows apostates to be killed, permits beating women to discipline them, seeks to subjugate non-Muslims to Islam as *dhimmis* and justifies declaring war to do so. It exhorts good Muslims to exterminate the Jews before the "end of days." The near deafening silence of the Muslim majority against these barbaric practices is evidence enough that there is something fundamentally wrong.

The grave predicament we face in the Islamic world is the virtual lack of approved, theologically rigorous interpretations of Islam that clearly challenge the abusive aspects of Shariah. Unlike Salafism, more liberal branches of Islam, such as Sufism, typically do not provide the essential theological base to nullify the cruel proclamations of their Salafist counterparts. And so, for more than 20 years I have been developing and working to establish a theologically-rigorous Islam that teaches peace.



A Shariah official canes an Indonesian woman for "unlawful contact with an unmarried man."

Yet it is ironic and discouraging that many non-Muslim, Western intellectuals--who unceasingly claim to support human rights--have become obstacles to reforming Islam. Political correctness among Westerners obstructs unambiguous criticism of Shariah's inhumanity. They find socioeconomic or political excuses for Islamist terrorism such as poverty, colonialism, discrimination or the existence of Israel. What incentive is there for Muslims to demand reform when Western "progressives" pave the way for Islamist barbarity? Indeed, if the problem is not one of religious beliefs, it leaves one to wonder why Christians who live among Muslims under identical circumstances refrain from contributing to wide-scale, systematic campaigns of terror.

Politicians and scholars in the West have taken up the chant that Islamic extremism is caused by the Arab-Israeli conflict. This analysis cannot convince any rational person that the Islamist murder of over 150,000 innocent people in Algeria--which happened in the last few decades--or their slaying of hundreds of Buddhists in Thailand, or the brutal violence between Sunni and Shia in Iraq could have anything to do with the Arab-Israeli conflict.

Western feminists duly fight in their home countries for equal pay and opportunity, but seemingly ignore, under a façade of cultural relativism, that large numbers of women in the Islamic world live under threat of beating, execution and genital mutilation, or cannot vote, drive cars and dress as they please.

The tendency of many Westerners to restrict themselves to self-criticism further obstructs reformation in Islam. Americans demonstrate against the war in Iraq, yet decline to demonstrate against the terrorists who kidnap innocent people and behead them. Similarly, after the Madrid train bombings, millions of Spanish citizens demonstrated against their separatist organization, ETA. But once the demonstrators realized that Muslims were behind the terror attacks they suspended the demonstrations. This example sent a message to radical Islamists to continue their violent methods.

Western appeasement of their Muslim communities has exacerbated the problem. During the four-month period after the publication of the Muhammad cartoons in a Danish magazine, there were comparatively few violent demonstrations by Muslims. Within a few days of the Danish magazine's formal apology, riots erupted throughout the world. The apology had been perceived by Islamists as weakness and concession.

Worst of all, perhaps, is the anti-Americanism among many Westerners. It is a resentment so strong, so deep-seated, so rooted in personal identity, that it has led many, consciously or unconsciously, to morally support America's enemies.

Progressives need to realize that radical Islam is based on an antiliberal system. They need to awaken to the inhumane policies and practices of Islamists around the world. They need to realize that Islamism spells the death of liberal values. And they must not take for granted the respect for human rights and dignity that we experience in America, and indeed, the West, today.

Well-meaning interfaith dialogues with Muslims have largely been fruitless. Participants must demand--but so far haven't--that Muslim organizations and scholars specifically and unambiguously denounce violent Salafi components in their mosques and in the media. Muslims who do not vocally oppose brutal Shariah decrees should not be considered "moderates."

All of this makes the efforts of Muslim reformers more difficult. When Westerners make politically-correct excuses for Islamism, it actually endangers the lives of reformers and in many cases has the effect of suppressing their voices.

Tolerance does not mean toleration of atrocities under the umbrella of relativism. It is time for all of us in the free world to face the reality of Salafi Islam or the reality of radical Islam will continue to face us.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

ATT. D

How to End 'Islamophobia'

The latest survey of American Muslims won't reassure their fellow citizens.

BY TAWFIK HAMID
Friday, May 25, 2007 12:01 a.m. EDT

Islamic organizations regularly accuse non-Muslims of "Islamophobia," a fear and disdain for everything Islamic. On May 17, this accusation bubbled up again as foreign ministers from the Organization of the Islamic Conference called Islamophobia "the worst form of terrorism." These ministers also warned, according to the Arab News, that this form of discrimination would cause millions of Muslims in Western countries, "many of whom were already underprivileged," to be "further alienated."

In America, perhaps the most conspicuous organization to persistently accuse opponents of Islamophobia is the Council of American Islamic Relations. CAIR has taken up the legal case of the "Flying Imams," the six individuals who were pulled from a US Airways flight in Minneapolis this past November after engaging in suspicious behavior before takeoff. Not long ago, CAIR filed a "John Doe" lawsuit that would have made passengers liable for "malicious" complaints about suspicious Muslim passengers.

In an interview at the time, CAIR spokesman Nihad Awad accused Rep. Peter King (R., N.Y.) of being an "extremist" who "encourages Islamophobia" for pointing out what most people would think is obvious, that such a lawsuit would have a chilling effect on passengers who witnessed alarming activity and wished to report it. We can only assume that Mr. Awad believes flyers should passively remain in a state of fear as they travel and submissively risk their lives. In this case, Congress is acting appropriately and considering passing a law sponsored by Mr. King that would grant passengers immunity from such lawsuits.

It may seem bizarre, but Islamic reformers are not immune to the charge of "Islamophobia" either. For 20 years, I have preached a reformed interpretation of Islam that teaches peace and respects human rights. I have consistently spoken out--with dozens of other Muslim and Arab reformers--against the mistreatment of women, gays and religious minorities in the Islamic world. We have pointed out the violent teachings of Salafism and the imperative of Westerners to protect themselves against it.

Yet according to CAIR's Michigan spokeswoman, Zeinab Chami, I am "the latest weapon in the Islamophobe arsenal." If standing against the violent edicts of Shariah law is "Islamophobic," then I will treat her accusation as a badge of honor.

Muslims must ask what prompts this "phobia" in the first place. When we in the West examine the worldwide atrocities perpetrated daily in the name of Islam, it is vital to question if we--Muslims--should lay the blame on others for Islamophobia or if we should first look hard at ourselves.

According to a recent Pew Global Attitudes survey, "younger Muslims in the U.S. are much more likely than older Muslim Americans to say that suicide bombing in the defense of Islam can be at least sometimes justified." About one out of every four American Muslims under 30 think suicide bombing in defense of Islam is justified in at least some circumstances. Twenty-eight percent believe that Muslims did not carry out the 9/11 attacks and 32% declined to answer that question.

While the survey has been represented in the media as proof of moderation among American Muslims, the actual results should yield the opposite conclusion. If, as the Pew study estimates, there are 2.35 million Muslims in America, that means there are a substantial number of people in the U.S. who think suicide bombing is sometimes justified. Similarly, if 5% of American Muslims support al Qaeda, that's more than 100,000 people.

To bring an end to Islamophobia, we must employ a holistic approach that treats the core of the disease. It will not suffice to merely suppress the symptoms. It is imperative to adopt new Islamic teachings that do not allow killing apostates (Redda Law). Islamic authorities must provide mainstream Islamic books that forbid polygamy and beating women. Accepted Islamic doctrine should take a strong stand against slavery and the raping of female war prisoners, as happens in Darfur under the explicit canons of Shariah ("Ma Malakat Aimanikum"). Muslims should teach, everywhere and universally, that a woman's testimony in court counts as much as a man's, that women should not be punished if they marry whom they please or dress as they wish.

We Muslims should publicly show our strong disapproval for the growing number of attacks by Muslims against other faiths and against other Muslims. Let us not even dwell on 9/11, Madrid, London, Bali and countless other scenes of carnage. It has been estimated that of the two million refugees fleeing Islamic terror in Iraq, 40% are Christian, and many of them seek a haven in Lebanon, where the Christian population itself has declined by 60%. Even in Turkey, Islamists recently found it necessary to slit the throats of three Christians for publishing Bibles.

Of course, Islamist attacks are not limited to Christians and Jews. Why do we hear no Muslim condemnation of the ongoing slaughter of Buddhists in Thailand by Islamic groups? Why was there silence over the Mumbai train bombings which took the lives of over 200 Hindus in 2006? We must not forget that innocent Muslims, too, are suffering. Indeed, the most common murderers of Muslims are, and have always been, other Muslims. Where is the Muslim outcry over the Sunni-Shiite violence in Iraq?

Islamophobia could end when masses of Muslims demonstrate in the streets against videos displaying innocent people being beheaded with the same vigor we employ against airlines, Israel and cartoons of Muhammad. It might cease when Muslims unambiguously and publicly insist that Shariah law should have no binding legal status in free, democratic societies.

It is well past time that Muslims cease using the charge of "Islamophobia" as a tool to intimidate and blackmail those who speak up against suspicious passengers and against those who rightly criticize current Islamic practices and preachings. Instead,

Muslims must engage in honest and humble introspection. Muslims should--must--develop strategies to rescue our religion by combating the tyranny of Salafi Islam and its dreadful consequences. Among more important outcomes, this will also put an end to so-called Islamophobia.

Dr. Hamid, a onetime member of Jemaah Islamiya, an Islamist terrorist group, is a medical doctor and Muslim reformer living in the West.

Arabs vs. Eskimos

Opinion Journal - Best of the Web 03JUL2007

The pseudonymous blogger "Baron Bodissey" translates a Norwegian story of violence in Denmark:

> Because Greenlanders have repeatedly been attacked by Arab and Somali immigrants in the city of Århus, Danish authorities have started an information campaign in local schools and a slide show showing photos from Greenland with comments in Arabic. Greenlanders have been subject to rock throwing, harassment and assaults by Arabs.
>
> Residents in the district of Gellerup stay in their flats for most of the day because they fear to go outside. "It baffles me that parents don't react to this. I complained to a mother in my apartment building after her son had assaulted me, but she slammed the door shut in my face," says Naasunnguaq, who uses the Inuit word for flower as a nickname because she wants to remain anonymous. She has lived in the neighborhood for 16 years. According to Lars, also from Greenland, Arabs have racist views of Greenlanders: "They cannot understand why we should be allowed to live in Denmark. Even if we try to explain that we are Danes and get [Danish] citizenship by birth, they don't understand it," he says. . . .
>
> Their football matches and events during Greenland's National Day have also been interrupted by rock throwing. A large number of security guards had to be employed to keep the attackers at bay. According to the chairman of the Multicultural Association in Gellerup, Rabhi Azad-Ahmad, the attacks are caused by ignorance and prejudice, and because young Arabs and Somalis are looking for easy targets to assault in order to send a message of strength to other groups. Several of the Greenlanders have problems with finding a place to live in other parts of the town, but the Århus municipality will try to accommodate those wishing to move to other apartments in order to escape the racist violence.

Anyone want to explain this away in terms of the Danish presence in Iraq or Israel's "occupation" of the disputed territories?

An American Death Threat

"We think the consequence for doing so is physical death" said Hanafi Adbul Malik, Imam at the Muslim House in Flint Michigan.

George Jaksa, Flint Journal Reporter, reviewed his notes, and restated to Adbul Malik what he had said: "Muslims respect God and all his prophets; we would not bring harm to any of them. For anyone to defile any of them as has been done to the prophet Muhammad is blasphemy," he said. "We think the consequence for doing so is physical death".

Adbul Malik and George Jaksa discussed the above quote, and Imam Hanafi Adbul Malik confirmed that what he said was what he said and that he meant to say it.

In the late fall and winter of 2005-2006, the furor in the Islamist world over the publication of some cartoons of the Prophet Muhammad by a Danish newspaper had reached a fever pitch, with the fires lit by a few radical Islamists who took the cartoons to Egypt and the Middle East and enlisted the help of the radical Imams there. The cartoons had been printed in early fall, 2005, had made the rounds of the worlds news organizations once, and then died as a newsworthy item after a couple of weeks, with no violence and very few threats outside of Denmark, until those radicals took them to the Middle East specifically to stir up trouble later that fall.

In preparation for the "Who is the Prophet" campaign being put on by CAIR (the Council on American-Islamic Relations), the premier Islamist Wahhabi front group in America, in response to the cartoon inflammation, George Jaksa from the Flint Journal interviewed Genesee Counties local Imams, including Imam Hanafi Adbul-Malik of Muslim House, at 804 King Street, just north of downtown Flint. This interview was for an article published 20FEB2006, titled "Area Muslims offer history lesson about Muhammad". The quotes in the first two paragraphs are from that article, and some additional information is from a conversation Mr. Jaksa and I had in subsequent E-mails the following week.

I, Fredrick P. Wilson, raised my hand and was called upon as one of the early questioners during the Q&A session following the address by the Islamic Scholars at the "Who is the Prophet" program at the Flint Islamic Center the following Sunday, 26FEB2006, which commenced at 1:00 PM.

My question was: "The United States has a First Amendment as part of its Constitution that guarantees the right of free speech. Patriots such as Patrick Henry said "Give me liberty or give me death", in part supporting that freedom of speech. "*I disapprove of what you say, but I will defend to the death your right to say it*" was purportedly said by Voltaire, but it is the belief espoused by our First Amendment. The blood of hundreds of thousand of American Patriots has been spilt to defend this right in the wars over the history of the USA.

"Even though I have basically disagreed with everything you have said about Islam and the Prophet Muhammad today, I would support your right to say it unto death. Given that if I was to speak, I would disagree with you and what you said, would you defend unto death my right to speak in such a manner?"

Abed Khirfan, Managing Director of the Islamic Center, responded saying "No. No, we would not approve of that. We would not condone any threats of violence, but we do not believe that you should criticize the Prophet. We would rather teach you about the Prophet, as we are doing today. We would rather educate everyone about the Prophet."

A couple of people into the questions, a gentleman was called on that said he represented Imam Adbul-Malik, who could not be there due to a scheduling conflict. The gentleman stated that George Jaksa had misunderstood what Imam Hanafi Adbul-Malik had stated, and that Adbul-Malik had really only said that physical death was the punishment for blasphemy many centuries ago, and that he really meant that no-one should blaspheme any prophet from any religion.

I found it interesting that the gentleman that represented Adbul-Malik, who is a black American and Imam of a very run down Mosque in the worst part of Flint, was an Arab-American, with a significant accent. He was somewhat difficult to understand, and I could not understand what he said his name was. Was he from CAIR Michigan?

I E-mailed George Jaksa regarding what the gentleman had stated, and offered to support him if he wanted to file a slander lawsuit, which Mr. Jaksa stated he did not want to do at that time.

Mr Jaksa also stated that he did not hear from Adbul-Malik after the article was printed in the Journal until after the Michigan head of CAIR, the Council on American-Islamic Relations, had contacted him, to try to convince him that he had misunderstood Adbul-Malik. Shortly after that, Adbul-Malik called Mr. Jaksa to tell him he was quoting a statement from a very old document. This directly contradicted the specific conversation Mr. Jaksa had had with Adbul-Malik after the "physical death" statement to confirm that is what Adbul-Malik had said and believed, which Adbul-Malik did confirm. "Anyway, The Muslim House where Adbul-Malik is the chief teacher is going to have a program on March 12, according to Adbul-Malik. At that time Adbul-Malik said he will include a clarification. So I am waiting but I have no reason to write a clarification until that time, if then. Stand by." Wrote Mr. Jaksa.

The Muslim House did not have a program on March 12, and Adbul-Malik never wrote or otherwise publicly noted a clarification, so nothing more transpired.

I E-mailed everyone from President Bush, VP Cheney, my Senators and Congressman, my State Senator and Congressman, the Governor of Michigan, the Attorney Generals of the USA, MI, and Flint, my newspaper editor, down to the mayor of Flint and the local FBI and police on the day after the article in the Flint Journal was printed. Nobody replied to me in any fashion, and nobody denounced Adbul-Malik for making a blaring and open plea for someone to kill anyone who criticized the Prophet Muhammad (ala the Prophet Muhammad and how the Prophet had put out his calls to have people who displeased him assassinated).

Why did no one, absolutely no one at the federal, state, or local level, publicly condemn Adbul Malik?

I had not had anything printed in the Your Views section of the Flint Journal for a while, and nothing that specifically criticized the Prophet, but I had had letters printed that were less than complimentary to Islam and Muslims, and many letters to write, and some of them would be critical of the Prophet – some of them were printed. I consider what Adbul-Malik said in everything I have written and write, and that is a very chilling impact upon my freedom of speech.

It is unknown whether CAIR called Imam Adbul Malik before CAIR called George Jaksa. Why would they call Mr Jaksa, trying to convince him that he was wrong in his quote and had misunderstood Adbul Malik unless they had previously spoken with Adbul Malik? Adbul Malik could have told them the truth about what he said in his conversation with George Jaksa, and then CAIR could have publicly chastised him. That did not happen. When Adbul Malik called Mr. Jackson, why did he try to convince him of something other than what was actually said and that they had mutually discussed? Why did this gentleman, from CAIR perhaps, foister this same false version, in public, of what Imam Malik and Mr. Jaksa discussed?

Imam Adbul Malik and CAIR somehow decided to run with the line that Adbul was speaking about what an old text stated. The most interesting part of that story is that there are no new texts which disagree with or otherwise redefine what the old texts state. The old texts, such as the Holy Qur'an, the Hadith, the Hanbali, Hanafi, Maliki, and Shafi'i schools of Islamic jurisprudence (Shari'a Law), the Sira by Ishaq, Hisham (d. 834), and Tabari (d. 923), Taymiyya, (1200's) are just restated by al-Wahhab, al-Banna, al-Qtub, Zawahiri, bin laden, and Imams globally today. The Holy Qur'an, the Hadith, and the Sira are the old texts that are paramount, and are as alive, vibrant, and valid today as yesterday and are as alive, vibrant, and valid as the day they were created in the seventh and eighth centuries.

If everyone knew and understood that the old documents are still valid today, as Imam Adbul Malik and CAIR know, they would never have invented that lie and tried to foister it on the non-Muslim public as their story. What Imam Adbul Malik originally stated to George Jaksa is a valid iteration of Islam's beliefs yesterday and today, and those beliefs will not change tomorrow.

Taqqiya is the Shia word for the mainstream Islamic belief, teaching, and practice, in both the Sunni and Shia sects, of lying to non-Muslims to hide the true nature of Islam from them and to lie to protect and defend Islam and Muslims from non-

Muslims. CAIR, Adbul Malik, and the gentleman were lying (Taqqiya) about what Adbul-Malik said, here in Genesee County, Michigan, USA.

Kithman is the Islamic practice of misdirection, omitting information, stating a mustard seed of truth and then changing the subject and throwing out irrelevant information, to mislead non-Muslims about the true nature of Islam, and to protect and defend Islam and Muslims from non-Muslims.

In George Jaksa's article, noted above, he quoted Abed Khirfan, managing director of the Flint Islamic Center in Schwartz Creek. "Prophet Muhammad was sent by God as a mercy to all mankind, regardless of their religious background". The actual historical record of who the Prophet Muhammad was and what he did turns that statement into an example of Taqqiya.

At the "Who is Muhammad" session, that Sunday, a visiting Islamic Scholar, Ashraf Ali from Georgetown University in Washington, D.C., was present specifically for the presentation. Georgetown University is one on the most pro-Islamist Universities in America. It is the recipient of a $20 million grant from Saudi Prince Alwaleed in 2005 for their Islamic Center. This is the same Prince Alwaleed that offered $10 million to Rudy Giuliani in early October, 2001, to help New York rebuild; if only Rudy would understand that Israel and the USA's foreign policy stance regarding Israel were the problem in the Middle East. Rudy turned the Prince down flat, and told him he was part of the problem. But Georgetown (and Harvard [another $20 million]) took his money gratefully, regardless of the pro-Islamist, anti-semitic strings attached.

The Prophet Muhammad first became a Prophet in 610AD, when he was 40 years old. For the first twelve years of his Prophethood, he, and, paralleling his life, the Holy Qur'an, made fairly peaceful pronouncements, with at least one salient exception by Allah in the Holy Qur'an. He lived in Mecca during that time.

In 622AD, he and his followers fled, or made the journey, to Medina, about 200 miles away, called the Hegira or Hijra (journey). This trip was made because Muhammad felt he was being persecuted in Mecca and might be assassinated. He made a pact with the Medinans, and his followers stole away in the middle of the night to flee over several nights, and on the last night Muhammad fled. Can you imagine the horror – a prophet of any religion, in this case, Muhammad, being persecuted, mostly verbally, but now with threats?

The formal start of the Religion of Islam is when the Hegira was made in 622AD. It is in Medina that Muhammad turned into something other than a peaceful Prophet.

In the twenty minute opening presentation at the beginning of the "Who is the Prophet program", made by Ashraf Ali, before the Q & A session, he basically covered the early life of Muhammad and the first 12 years of his Prophethood. At the end of the presentation, he said that Muhammad made the Hegira, and then died some years later.

As an analogy, imagine going to a Christian Church for a "Who Is Jesus" presentation, and there they just covered Jesus' life and Prophethood up to just before the Sermon on the Mount, and than just said that Jesus died. We all know that that would teach very little about Jesus, and almost nothing about the basic precepts of Christianity. Such is the same for Muhammad. As we all know, it is mostly in the later parts of one's life, or prophethood, that the most notable things are done that define a person, or a prophet, and perhaps the entire religion.

At the end of the, in total length, two hour session, I made my way up to the raised stage, introduced myself to Ashraf Ali and shook his hand as part of that introduction, which I could readily tell he did not want to do. I asked him why he had not covered the last half of Muhammad's Prophethood in Medina, as I was really looking forward to what they would say about those events. Ashraf Ali stated that there wasn't enough time to cover that. Abed Khirfan was standing by Ashraf Ali's side. He did not say anything.

It would have been easy for Ashraf Ali to cut down on the small talk about the Prophet Muhammad's early life, and cover the last ten years, which are the most important years, of his Prophethood.

So what did the Prophet Muhammad do in Medina?

First, in Mecca, Muhammad's followers were few, so he had no political or military power. After a couple of years of his Prophethood, Muhammad had an uncle and his uncle's wife, his aunt, who thought that Muhammad was a false Prophet. They verbally persecuted Muhammad and helped set many Meccans against him. For this, Muhammad had a revelation from Allah, which he memorized and recanted to his followers, that is as follows:

Sura 111

> Perish the two hands of Abu Lahab (an uncle of the Prophet) and perish he!
> His wealth and his children will not benefit him!
> He will be burnt in a Fire of blazing flames.!
>
> And his wife, too, who carries wood (thorns) of Sa'dan which she used to put on the way of the Prophet, or use to slander him.[1]
>
> In her neck is a twisted rope of Masad (palm Fiber).[2]

[1] (V.111:4) 'And his wife too, who carries wood.' Mujahis said, 'Carries the wood' means that she use to slander (the Prophet) and goes about with calumnies.

(2) V.111:4) 'In her neck is a twisted rope of palm fiber, [i.e. the chain which is in the Fire (of Hell)] (Sahih Al-Bukhari, The Book of Interpretation, Chapter 4). {Al-Bukhari is the reciter of the best known and most renowned collection of the statements of the Prophet Muhammad, called Hadith}

That verbal revelation from Allah, as all the revelations in the Holy Qur'an were verbally stated to Muhammad by the Angel Gabriel, became Sura 111, out of a total of 114, in the Holy Qur'an.

If the equivalent of hellfire and brimstone is to be visited upon those who verbally criticized Muhammad while they are still on this earth when he was militarily and politically weak in Mecca, imagine the evil that befell those who actually preached against him and refused to convert en-masse in Medina, after he no longer needed to have Allah use strong language to condemn those individuals who opposed him. In Medina, Allah did still reveal verses of the Holy Qur'an to Muhammad, which, cumulatively, make the above Sura 111 weak and venial in comparison, but none of them address individuals such as Sura 111 does; instead they address whole religious, or irreligious, groups at a time.

Such evil befell the three Jewish tribes that had lived peacefully in Medina, who had actually founded Medina after the Jewish diasporas of AD 70 and AD 132, and who had been there for almost 500 years, side by side with Arabs who moved there after the Jews had turned it into a community.

After arriving in Medina, Muhammad and his followers felt a need to acquire wealth and fame. To do this, they started caravan raiding, and soon thereafter, started raiding the caravans of Mecca, which were the richest.

Muhammad's army fought in 84 battles and caravan raids. Muhammad was present for 27 of these, and personally fought in nine. It is unknown how many people Muhammad personally killed.

Muhammad made a practice of demeaning and destroying people of all other faiths – a tradition that began in 624 when Muhammad and the Muslim threw the Jewish tribe of Banu Qaynuqa (about 1500 people) out of Medina, only after a pagan shamed Muhammed into allowing the Jewish men to depart rather than be beheaded, and the women and children to depart with the men rather than becoming slaves. The tribe was banished, with only the belongings they could personally carry, because they did not want to convert to Islam, did not want Muhammad to preach his distorted version of Judaism to them and others, and wanted to be left alone. In 626 the Jewish Banu Nadir tribe was treated similarly for the same reasons. In 627 Muhammad treated the Jewish Qurayza tribe as he had originally wanted to treat the Jewish Qaynuqu tribe for similar reasons. He personally beheaded between 600 to 900 adult males, and enslaved the women and children, including one woman he took to be one of his concubines.

On page 515 of Ibn Ishaq's "Sirat Rasulallah", (The Life of the Prophet of God), the events of the conquest of Khaibar are detailed. "Kinana al-Rabi, who had the custody of the treasure of Banu Nadir, was brought to the apostle who asked him about it. He denied that he knew where it was. A Jew came (Tabari says "was brought"), to the apostle and said that he had seen Kinana going round a certain ruin every morning early. When the apostle said to Kinana, "Do you know that if we find you have it I shall kill you?" He said "Yes". The apostle gave orders that the ruin was to be excavated and some of the treasure was found. When he asked him about the rest he refused to produce it, so the apostle gave orders to al-Zubayr Al-Awwam, "Torture him until you extract what he has." So he kindled a fire with flint and steel on his chest until he was nearly dead. Then the apostle delivered him to Muhammad b. Maslama and he struck off his head, in revenge for his brother Mahmud."

In 629 the Jewish tribes in Khaybar, about 95 miles north of Medina, where the Jewish Nadir tribe had resettled, were attacked by the Prophet's troops under His orders. The apostle said, 'Allah Akbar! Khaybar is destroyed ', for no reason other than that they existed in the middle of the desert and didn't want to convert to Islam. The Jewish Banu Nadir tribe was destroyed, three years after Muhammad had "just" banished them.

These Jewish tribes had lived peacefully in Medina beside the Pagan Arabs that moved there since the diaspora of 132AD. i.e. for almost 500 years until Muhammad came along. Actually, the Jewish tribes founded Medina, for no one lived there until the Jews made the desert bloom, and then the Pagans came to trade and partake, peacefully, of the bounty.

Muhammad had nine people assassinated, three of whom, it can be argued, were political opponents. The other six were people who verbally opposed Muhammad. One of those that spoke out against Muhammad was a pregnant woman. Muhammad said "Who will rid me of this woman?" The next morning, when the self-anointed assassin returned, he described how he had killed both the woman and her fetus with one blow of his knife. The Prophet Muhammad praised the assassin.

Per Sahih Bukhari, the most revered of the Hadith collectors, Muhammad married Aisha, his favorite of 11 wives, when she was 6, and consummated that marriage when she was 9. This pedophilia is enshrined within the teachings of Islam.

Muhammad and his army went to war against a pagan city. Allah revealed Sura 9.5 (the verse of the sword) to Muhammad just prior to this campaign. Muhammad and his army won the battle, and the war.

Shortly after that, Muhammad and his army prepared to go to war against the Christian Byzantine Empire, even though the Empire was still recovering from the equivalent of WW I after defeating the Persian Sassanid Empire and had no territorial ambitions. Allah revealed Sura's 9.29 through 9.35 to Muhammad just before this campaign, which are considered to be Allah's, and Islam's, declaration of war against Christianity and Judaism. He marshaled 30,000 of his troops and they went north to the town of Tabuk to do battle with the Romans. However, upon arriving, they found that there was no threat at all. Instead, Muhammad sent a detachment to Ayla, to give them these options: convert, pay the Jizya extortion tax, or die. The Christian leader there decided to pay the "protection" tribute. They were Dhimmis (2nd class, semi-enslaved, "people of the book") from that point on until the Caliph Othman threw them out of the Arabian peninsula, as was Muhammad's desire, along with all other remaining Christians, jews, and non-Muslims, so that the Arabian peninsula could remain pure and completely Muslim, as it is to this day.

In March of 632AD, in his farewell speech to his troops shortly before he died, Muhammad stated "I was ordered to fight all men until they say 'There is no god but Allah.'". Following the exhortations of Allah and using the exhortations of Muhammad, and his words and deeds as the perfect example, there has been 1387 years of unrelenting Jihad against non-Muslims.

Ayatollah Ruhollah Khomeini stated, in 1979, "We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."

Osama bin Laden stated, in November 2001, "I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."

Including the statements quoted above, Osama and Khomeini, as well as their compatriots and successors, have frequently quoted the Holy Qur'an. the Hadith, and the Prophet Muhammad in support of their beliefs, as they did above. No one has been able to refute their use of the heinous passages in the Holy documents of Islam. If there are "new" books that contradict the "old" books, why is the Holy Qur'an still revered as the perfect and immutable word of Allah that is not subject to interpretation? What are the "new" books? Why does nobody know what the new" books are? Why has no one quoted from these "new" books"? Why has no one used these "new" books to refute the Holy Qur'an, the Hadith, the Sira, and the use of those documents by Osama and Khomeini, amongst others? Why did CAIR and Adbul-Malik not show George Jaksa, or anyone else, both the "old" book" and the "new" book that refuted the "old" book? Why did they not quote from the "new" book at the Islamic Center the following Sunday?

This helps to document that there are no "new" documents that contradict the "old" documents. Imam Hanafi Adbul-Malik stated what Islam teaches from the "old" documents, and that statement must represent what he truly believes, or he is in direct opposition to the Holy documents of Islam, which is a death sentence within Islam. Hanafi Adbul-Malik and CAIR were indeed trying to practice Taqqiya on the non-Muslims of Genesee County.

Islam teaches that Muhammad is *al-insan al-kamil* ("the ideal man"), the most perfect human being who ever existed, that is to be emulated in every way by every Muslim. That helps explain why beheading is still an approved method of killing innocents, and that assassinating opponents, as is rife in Lebanon, has occurred frequently in Iraq, and now also with Bhutto in Pakistan, is an accepted modus operandi.

So why don't our own peaceful American Muslims want anyone to know of the history of Muhammad when he was in Medina? The Muslims know who he was and what he did. It is public knowledge. Anyone that can read can find biographies of Muhammad, other than the Hadith (10 to 12 book collections) and the Sira, an 800-page book. American Imams, anytime they want to, can start introducing who he was and what he did, slowly, to the congregation, and those who previously knew that Muhammad was perfect, will start believing that beheading and assassinations for the least slight is the proper reaction. Young Muslims learn about the real Muhammad, the truth about what the Holy Qur'an states, and what the Hadith and Sira state, from the internet and books in English. That helps explain the PEW poll that stated over 36% of our younger Muslims approved of suicide bombing to "defend" Islam, just as the Prophet Muhammad defended Islam. The 7th century has been transplanted into Flint, Michigan, and America.

The companion CD to the "Who is Muhammad?" program distributed by CAIR mentions the 600 Jews that Muhammad beheaded, and nothing else. It explains away the beheadings by stating that Muhammad cut their heads off to defend Islam, or else Islam might have been destroyed. If you are going to tell a lie, tell a big one, and tell it often. The CD's viewpoint is an unsupportable, documentarily contradicted, position. As a blind belief statement, contradicted by facts, that presents a huge problem regarding the beliefs of Islam as they are propagated to non-Muslims, as that is to whom CAIR aimed this program. The companion book, *Muhammad* by Yahiya Emerick, similarly distorts much, omits much, and explains away, in however so documentarily false and unsupportable a manner, only the very small part of what Muhammad really did in Medina that is actually included in the book.

The only explanation for this omission and obfuscation is that these Imams, and CAIR, did not want non-Muslims, who are mostly incredibly ignorant, to know anything about the real Muhammad. Why not? Why are they so ashamed of their own Prophet that they won't explain how these actions by Muhammad either are, or are not, part of Islam's basic beliefs and teachings.

Rather than hide half of Muhammad from non-Muslims, as our own Michigan Muslims want to and are doing, would it not be better to be like Tawfik Hamid, and work to reform, however so daunting a task, the basic teachings and documents of Islam?

The knowledge of the entirety of Muhammad's life and prophethood needs to be made known to every American, and only by so doing will the pressure for reforming Islam have a chance to take hold and have any effect, no matter how impossible that desire may be to achieve.

F. P. Wilson 07Dec2007
Updated 22Jan2008

Flint Islamic Center Open House Visit 2004

Mr. and Mrs. Smith, personal friends of F. P. Wilson, were invited to attend an "open house" as "a Mosque" located on Corunna Road in 2004. This is the Flint Islamic Center, one of, at that time, two Mosques in the Flint area, and it is located outside of the Flint Suburbs, north of the town of Swartz Creek.

A "co-worker" was a member of the Mosque, and wanted them to see what Islam was like. He "insisted Islam" was a religion of peace, and those who express hatred were "fringe" factors.

From an E-mail from Mrs. Smith: "Initially, the Muslims were friendly and expressed peace and cooperation among those of us who were not of their religion. They shared food (which was very good), artifacts, and culture. Then, came time for the guest speaker...I just about flipped. No peace was spoken...just simple, unadulterated hatred toward anyone who didn't believe in Islam. The man, who was a convert, quoted the Bible incorrectly, and spewed disdainfulness toward the Jews. The final statements still burn in my memory...he declared every Muslim MUST rise up and kill the infidel.

"Don't you just love free speech?"

I did not know this when I visited the same Mosque in the spring of 2005 for the Open House then. I did not attend the presentation during my visit.

Following is my article regarding my visit in 2005.

FLINT ISLAMIC CENTER OPEN HOUSE 2005

The Flint Islamic Center, at 9447 Corunna Road, is about 8 miles to the west of downtown Flint. Their 2005 Open House was on Sunday, June 26th from Noon to 3:00PM.

I parked in the lot and admired the building and grounds. The Islamic Center is a very new stand-alone building out in the country, with a freshly paved parking lot and pleasant yet subdued landscaping. The front of the building faced off to the side, rather than the end that was close to the road. The parking lot, with numerous green dividers, was only $^1/_8$ filled, with the parking off to the side and an equal amount of parking wrapping around the back of the building. There were two entrances, with the main one that I presume led to the worship area closer to the road. I entered the building via the 2nd entrance about 1:30 that day. There was no one around, and there were no direction signs. I chose to go right at the Y intersection.

A couple of doors down on the left was one door labeled "Library". The room was empty and I entered it. I looked at the bookracks against the walls and located where they had their copies of the Holy Qur'an. They said Holy Qur'an on them in English, but that was it. I recognized the format of the pages, but they were entirely in Arabic, which I do not know. There were also copies of several different authors' versions of the Hadiths. I believe Bukhari and Moslem, but I'm not certain. Everything but the author's names and the word Hadith was in Arabic, in all six or more books in each collection.

There were shelves with some books on them in English. There were also a half-dozen shelves with many dozens of various books on them, all in Arabic. I don't know what they said, but why were they in Arabic? Muslims believe that the only way to read and properly interpret the Holy Qur'an is in Ancient Arabic, but why are any of the other books in Arabic in the middle of North America?

I exited the Library, heard some voices, and went back to the Y and down the other branch, which led to the gym where the open house was. A mature gentleman was putting on a PowerPoint presentation about the Holy Qur'an and Islam in one corner, with chairs for about 100 people but occupants of only 20 or so. The presenter was wearing Arabic robes and his English was execrable. The 20 people in the audience were mostly wearing robes and the women all had scarves (hijab) covering their heads. There were a couple of food and drink tables, and a couple with books on them. The walls had posters taped on them explaining this and that about Islam. They omitted sufficient detail that they were rendered historically inaccurate. The purely religious ones comparing Islam to Christianity and Judaism and the differences were reasonably accurate but incomplete as they left out the differences that are contentious. There were a couple of other people that I presume, from their dress and mannerisms, were visitors such as me. After perusing the posters, I idled around the room, ending up at the main book table. I looked at several items that were in English, took a couple of small brochures, and turned to walk away when a gentleman told me they would like for me to take a free Qur'an. I took it, thanked him, and left.

The questions left unasked and unanswered are: Where did the money come from for such a fine new center that is far larger than the Muslim population? Did it come from Saudi Arabia? What did the books in Arabic state? Are they peaceful, or are they the same as those Freedom House found? Does an Imam that barely speaks English preach peace or does he preach hatred in Arabic on Fridays, as Laura Mansfield[(1)] states is frequently done? With 80 to 85%[(2)] of the Mosques in the US under the Wahhabi spell, the odds are easily 4 to 1 that the answers are indeed Saudi Arabia, the books teach hatred, and the Imam preaches hatred in Arabic, while practicing Taqqiya and Kithman[(3)] (lying and not telling the whole truth to non-Muslims) in English.

F. P. Wilson 07Dec2007

1 See – Jihad Comes to Small Town USA

2 See – Saudi Arabia is Funding Hatred of Americans, Israelis, Christians, and Jews

3 See – Islamic Rage is Supported by Basics Documents

Ten million Buddhists, 50 million Christians, and call it 80 million Hindus, all add up to 140 million people. Add in the approximately 10 to 20 million killed by Muslim on Muslim violence, plus the slave trade, and the Muslim on Muslim Genocide in Darfur today, and the evidence and documentation of the horrendous violence by which Islam has been spread is overwhelming.

F. P. Wilson 07Dec2007

Saudi in the Classroom
A fundamental front in the war.

By Stanley Kurtz
National Review Online 07/25/2007

Unless we counteract the influence of Saudi money on the education of the young, we're going to find it very difficult to win the war on terror. I only wish I was referring to Saudi-funded madrassas in Pakistan. Unfortunately, I'm talking about K-12 education in the United States. Believe it or not, the Saudis have figured out how to make an end-run around America's K-12 curriculum safeguards, thereby gaining control over much of what children in the United States learn about the Middle East. While we've had only limited success paring back education for Islamist fundamentalism abroad, the Saudis have taken a surprising degree of control over America's Middle-East studies curriculum at home.

Game, Set, Match
How did they do it? Very carefully...and very cleverly. It turns out that the system of federal subsidies to university programs of Middle East Studies (under Title VI of the Higher Education Act) has been serving as a kind of Trojan horse for Saudi influence over American K-12 education. Federally subsidized Middle East Studies centers are required to pursue public outreach. That entails designing lesson plans and seminars on the Middle East for America's K-12 teachers. These university-distributed teaching aids slip into the K-12 curriculum without being subject to the normal public vetting processes. Meanwhile, the federal government, which both subsidizes and lends its stamp of approval to these special K-12 course materials on the Middle East, has effectively abandoned oversight of the program that purveys them (Title VI).

Enter the Saudis. By lavishly funding several organizations that design Saudi-friendly English-language K-12 curricula, all that remains is to convince the "outreach coordinators" at prestigious, federally subsidized universities to purvey these materials to America's teachers. And wouldn't you know it, outreach coordinators or teacher-trainers at a number of university Middle East Studies centers have themselves been trained by the very same Saudi-funded foundations that design K-12 course materials. These Saudi-friendly folks happily build their outreach efforts around Saudi-financed K-12 curricula.

So let's review. The United States government gives money -- and a federal seal of approval -- to a university Middle East Studies center. That center offers a government-approved K-12 Middle East studies curriculum to America's teachers. But in fact, that curriculum has been bought and paid for by the Saudis, who may even have trained the personnel who operate the university's outreach program. Meanwhile, the American government is asleep at the wheel -- paying scant attention to how its federally mandated public outreach programs actually work. So without ever realizing it, America's taxpayers end up subsidizing -- and providing official federal approval for -- K-12 educational materials on the Middle East that have been created under Saudi auspices. Game, set, match: Saudis.

What Went Wrong?

How do we know all this? While the full extent of Saudi funding has emerged only recently, the basic outlines of the problem were exposed in 2004, by Sandra Stotsky, a former director of a professional development institute for teachers at Harvard, and a former senior associate commissioner of the Massachusetts Department of Education.

Stotsky's stint as a commissioner ran from 1999 to 2003, so she was present when the Massachusetts Department of Education tried to respond to the challenge of 9/11 by organizing special seminars in Islamic history for K-12 teachers. The department accepted a proposal with participation from Harvard's Center for Middle Eastern Studies -- which, as a prestigious university and a federally subsidized Title VI "National Resource Center," seemed an obvious choice.

The Massachusetts Department of Education commissioned a teacher-training seminar designed to cover Islamic history and touch on key contemporary questions, such as the nature of Islamic Fundamentalism and terrorism, the lack of democracy in the Middle East, and the challenge of gaining basic legal and political rights for women in much of the Muslim world. It quickly became apparent, however, that Harvard's outreach program had little interest in tackling these issues, or in representing a broad range of views on contemporary Middle Eastern culture.

It took literally months of e-mail exchanges with state officials before the seminar organizers agreed to include a single book by Bernard Lewis, whose writing they persistently dismissed as biased and irrelevant. Even then, Harvard's outreach program refused to include one of Lewis's recent and more critical works, like *What Went Wrong?*

Stotsky came to feel that the Massachusetts Education Department's efforts to achieve balance in its teacher training seminars were giving way to Harvard's "distorted" and "manipulative" political agenda.

Appoint Imams

Whereas Stotsky and the Massachusetts Department of Education had asked for seminars covering Islamic history, and including balanced discussions of contemporary Middle Eastern problems, Harvard's outreach program delivered seminars that virtually promoted Islam as a religion, while sharply criticizing alleged American prejudice against the Muslim world.

Harvard's outreach training prompted K-12 teachers to design celebratory treatments of the life and teachings of Mohammad and the "revelation" and spread of Islam, with exercises calling on students to "appoint imams," memorize Islamic principles, and act out prayer at a Mosque. According to Stotsky, if Harvard's outreach personnel had designed similar classroom exercises based on Christian or Jewish models, "People for the American Way, Americans United for Separation of Church and State, and the A.C.L.U. would descend upon them like furies."

Instead of training teachers in the history and contemporary challenges of the Muslim world, Stotsky concluded that Harvard's outreach program was "manipulating" apolitical teachers with a "barely disguised" attempt to "shape...attitudes on specific political issues." The lesson plans designed by K-12 teachers who participated in these Harvard-run seminars included exercises in which students were asked to watch newscasts and spot out instances in which Muslims were stereotyped as violent or barbaric. Lesson plans proposed discussion questions like, "Why have so many groups wanted to control the Middle East?" and "How might the history of repeated invasions influence the history of people in this area?"

Stotsky was taken aback by one of the key teaching resources pushed by Harvard's outreach program: "The Arab World Studies Notebook." The "Notebook" has been widely denounced as a "practically proselytizing" text offering uncritical praise for the Arab world. Stotsky calls it, "a piece of propaganda." Even the Notebook's editor, Audrey Shabbas, acknowledges that its purpose is to provide "the Arab point of view." One analysis quoted by Stotsky says that the "Arab World Studies Notebook" is designed to "induce teachers to embrace Islamic religious beliefs" and to "support political views" favored by the Middle East Policy Council (formerly the Arab American Affairs Council). The "Notebook" even claims that Muslims actually beat Columbus to the New World, supposedly sailing across the Atlantic in 889. This is the sort of history being pushed on our K-12 educators by Harvard's federally approved Center for Middle East Studies -- at American taxpayer expense.

The Stealth Curriculum

There's certainly something troubling here. And once you grasp the Saudi connection, it begins to make sense. Stotsky didn't quite put all the pieces together, but she came very close. Her stint at the Massachusetts Department of Education, and her bad experience with Harvard's Center for Middle East Studies prompted Stotsky to publish *The Stealth Curriculum: Manipulating America's History Teachers* under the auspices of the Fordham Foundation.

Introducing Stotsky's study, Fordham Foundation president, and noted education expert, Chester Finn, calls the use of teacher-training seminars a "vast dark continent within our public (and private) educational system." According to Finn "interest groups and ideologues" have used these seminars to "fly under the radar" of ordinary curriculum safeguards, promulgating "bias, misinformation, and politically charged conclusions, though never acknowledging their semi-covert agendas." All too often, says Finn, those agendas include viewing "the history of freedom as the history of oppression" and urging students "to be more sympathetic to cultures that don't value individual rights than to those that do." It's a sad commentary on Title VI subsidies to American universities to think that this high-profile federally-funded program has become the parade example of a much broader educational scandal.

Even in 2004, Stotsky had more than an inkling of Saudi financial involvement in Title VI outreach programs. In *The Stealth Curriculum*, she wrote: "Most of these materials have been prepared and/or funded by Islamic sources here and abroad, and are distributed or sold directly to schools or individual teachers, thereby bypassing public scrutiny." Stotsky goes on to note that after 9/11, the Saudi government sent U.S. schools thousands of packages of educational material that, for example, attributed the Middle East's problems to Western colonization.

Saudi Money

Yet the full extent of Saudi curricular funding, and the magnitude of its influence over university outreach programs funded under Title VI, was only revealed in late 2005 by a special four-part investigative report by the Jewish Telegraphic Agency (JTA). As the JTA put it: "Saudi Arabia is paying to influence the teaching of American public schoolchildren. And the U.S. taxpayer is an unwitting accomplice....Often bypassing school boards and nudging aside approved curricula....These materials praise and sometimes promote Islam, but criticize Judaism and Christianity....Ironically, what gives credibility to...these distorted materials is Title VI of the Higher Education Act....Believing they're importing the wisdom of places like Harvard or Georgetown, they are actually inviting into their schools whole curricula and syllabuses developed with the support of Riyadh."

Riyadh achieves this by supporting a number of groups devoted to the development and dissemination of English-language curricula about the Middle East. This includes funding from Saudi Aramco, a Saudi government-owned oil company, for a Berkeley, California-based group called, Arab World and Islamic Resources, or AIWAR.

According to the JTA, AIWAR's founder, Audrey Shabbas, also edits the controversial "Arab World Studies Notebook." Shabbas, in turn, is employed by the Middle East Policy Council (MEPC) to conduct its teacher-training and seminar programs, says JTA. And MEPC (formerly the Arab American Affairs Council) is headed by a former U.S. ambassador to Saudi Arabia and, according to the JTA, receives direct funding from Saudi Arabia.

According to the JTA, the Middle East Policy Council was seeking major funding for its teaching efforts from Saudi Prince Alwaleed bin Talal bin Abdulaziz in late 2005. Alwaleed himself initiated contacts with MEPC after hearing about its seminars designed to shape American teachers' perceptions of the Middle East. It appears that the partnership between MEPC and Prince Alwaleed has borne fruit. This past March, Prince Alwaleed announced that he was supplementing his earlier donation of $100,000 to MEPC with a $1 million gift for its teacher-training programs. By the way, this is the same Prince Alwaleed whose $10 million post-9/11 gift was returned by Rudy Giuliani because that gift was accompanied by a letter blaming American foreign policy for the attack on the Pentagon and World Trade Center. (For more on massive gifts by Prince Alwaleed to Harvard and Georgetown for programs Islamic studies, see this item by Martin Kramer.)

The final piece of the puzzle discovered by the JTA is a little-known but clearly influential foundation called Dar al Islam ("Abode of Islam"), located in Abiquiu, New Mexico. Created with Saudi funding, according to the JTA, Dar al Islam runs teacher-training programs and has employed a number of individuals who've gone on to work in or with public outreach programs at federally-funded Title VI university centers of Middle-East Studies.

According to JTA, for example, Betty Shabbas, who edits the Arab World Studies Notebook and whose work is promoted by outreach coordinators at several Title VI Middle East National Resource Centers, was herself director of Dar al Islam's summer teacher-training program in 1994 and 1995. JTA also notes that an outreach coordinator at Georgetown University's Center for Contemporary Arab Studies, a Title VI National Resource Center on the Middle East, was for several years assistant director of Dar al Islam's teacher-training institute. The precise funding and affiliation history of Dar al Islam is complex and in dispute. According to the JTA, after it began investigating the topic, Dar al Islam changed some of the information on its website. (For details, readers should consult the four-part JTA series linked above, especially parts 1 and 3.)

Although this complex web of financial and organizational involvement was illuminated with unprecedented clarity by the JTA report, Saudi involvement with Title VI Middle East Studies centers has never been entirely secret. For example, a volume published to commemorate the fiftieth anniversary of Harvard's Center for Middle Eastern Studies notes three specific sources of funding for the center's public outreach program: federal Title VI subsidies, matching funds from Harvard itself, and funding from the Saudi-government owned oil company, Aramco.

Not College

The upshot of all this is that the close links between Saudi funded curriculum-development and teacher-training programs, on the one hand, and federally subsidized university programs of Middle East Studies, on the other, has opened up a back-door route to Saudi influence over America's K-12 curriculum.

Stotsky's work and the JTA report have been public for some time, yet virtually no-one has noticed. I myself testified before the House in 2003 on the need to reform Title VI. The problem of bias in public outreach programs was one of my key concerns, yet even I was shocked when I discovered Stotsky and the JTA story. The extent of Saudi influence raises the already deep-lying problems with Title VI to a whole new level.

It's also important to emphasize that Title VI public outreach programs are not part of the college curriculum. In my testimony before the House, I addressed broader issues of bias in university programs of Middle East Studies. Yet I invoked that context to explain problems in Title VI public outreach programs, which are creatures of Congress -- yet without real oversight. Opponents of Title VI reform have consistently misrepresented the issue as a question of academic freedom, when every piece of legislation aimed at reforming Title VI has contained a provision preventing the federal government from mandating or controlling the content of college curricula. Moreover, I have publicly endorsed that provision.

The real effect of blocking federal oversight of Title VI has been to create a public outreach program that is not part of the college curriculum -- a program funded by the American taxpayer, yet answerable to no-one. The unsupervised state of these university outreach programs leaves them open to exploitation by foreign interests seeking control of America's K-12 curriculum on the Middle East. That is an intolerable situation. Congress must restore federal oversight to Title VI of the Higher Education Act.

Hope?

The good news is that Congress may soon help to solve this problem. Despite the polarization and inaction in the current session of Congress, senators Kennedy and Enzi have reached bipartisan agreement on an excellent plan of reform for Title VI -- including the creation of grievance procedures to handle complaints about the public outreach program. (Stotsky recommends a similar solution). The question is, will the House adopt the bipartisan Senate compromise on Title VI, or will the higher-education lobby move to block reform? This issue could easily devolve into an ugly political battle. Yet if the House decides to model its reauthorization of the Higher Education Act on the Kennedy-Enzi Title VI compromise, Title VI reform could become one of the few bipartisan bright spots of the current congressional session.

That's the good news. The catch is that even -- or especially -- if reform does pass, it's still going to take tremendous effort to counteract the growing Saudi use of Title VI as a lever to gain influence over how America teaches its children about the Middle East. The creation of a grievance procedure for public-outreach programs in no way guarantees the outcome of any grievances that might be filed. This battle isn't over, it's only just begun.

— Stanley Kurtz is a senior fellow at the Ethics and Public Policy Center.

Iraqi Christians face ultimatum: Leave or die

By James Palmer
Newhouse News Service
Published in the Flint Journal, the Today Section, P. E3, 29SEP2007

Baghdad, Iraq – Nabil Comanny and his family endured the dead bodies left to decompose along the road in their southern Dora neighborhood.

They accepted the criminal gangs that roamed the area, searching for targets to kidnap.

And neither the utility failures nor the mountains of trash in the street could drive them away.

As Christians, the Comannys had learned to keep a low profile. They even stayed in their house after many Muslim neighbors fled the daily chaos when sectarian bloodshed between Shiite and Sunni militants broke out in 2006, making this one of Baghdad's most embattled districts.

But the hand-scrawled note at their door was the final straw. The message commanded the family to select one of these options:

1) Convert to Islam.
2) Pay a fee of nearly $300 monthly for "protection".
3) Leave the area.

Failure to comply with one of the three would result in death.

"We don't have weapons and the government doesn't protect us. What else can we do?" said Comanny, a 37-year old journalist whose family abandoned its modest home of 11 years.

Extreme Islamic militants increasingly are targeting Christians in Iraq, especially here in the capital. As a result, Iraq's Christian community – long the minority in a largely Muslim country – continues to dwindle.

While meaningful numbers are difficult to come by, the last Iraqi census, conducted in 1987, counted 1 million Christians, although many fled after the United Nations imposed sanctions in the 1990's. Today, national aid groups estimate that between 300,000 and 600,000 Christians remain among an estimated 25 million people.

Company said the first sign of trouble for his family arrived last spring when Muslim militants imposed Islamic law over the area. The proclamation came via an 18-point document posted on shops and blast walls. The decree listed stringent rules for all residents.

Among other things, women were required to wear burkahs, which are draped over the head covering the face and entire body.

"It's not our tradition." Comanny said. "How can Christian women be expected to do this?"

In the end, most Christian families decided to pay a bribe, Comanny said, "because it gave them time to prepare to leave. But most can't afford to keep paying."

Comanny, who shared a small house in Dora with his mother, three brothers and four sisters, finally decided to move his family decided to move his family on the advice of someone he described as a "sympathetic" insurgent, a lifelong acquaintance.

Because militants in Dora frequently attack families returning home to fetch their belongings, Comanny paid his insurgent contact 1 million Iraqi dinars, or about $800, for safe passage from the neighborhood.

Today, the Commanys live in the New Baghdad section of the capital, where hundreds of Christian families relocated. The families move cautiously among a majority Shiite population who rely on the Mahdi army to protect the area.

Christians in Dora once mixed easily with Muslims, sharing cookies at Christmastime, and joining Muslims at Iftar dinners – the sunset feast breaking the daily fast during Ramadan.

Amer Awadish, a 47-year old taxi driver, said those relationships are what saved his life.

After a handwritten note was delivered to his apartment in December ordering him and his wife, Samia, 48, to leave within two days, a lifelong neighbor appeared at his door. The man, Awadish said, advised him to leave immediately.

In addition to the direct threats Iraq's Christians also must cope with subtle obstacles.

William Warda, the founder of Hamorabi, A Christian-led national human rights group in Iraq, said most Christians here no longer feel safe embracing the lifestyle they once enjoyed.

They can't drink alcohol, or even dress in the fashion they're accustomed," Wards said. "Maybe they can stand this for a year or two, but not their whole lives."

Most Christians still in Iraq are Chaldean Catholics who acknowledge the pope's authority, but remain sovereign from the Vatican. Other denominations include Syrian Catholics, Armenian Orthodox and Armenian Catholics. Small groups of Greek

Catholics, Armenian Orthodox, and Greek Catholics also practice, as do Anglicans and Evangelicals.

One common thread among most of the groups is a concern church leaders have not spoken out to protect their rights.

"The church is not defending us," said Bashar Jamil John, a 24-year-old engineering student at the Baghdad Technological Institute. "This is part of the problem."

The Chaldean Catholic patriarch, Emmanuel Delly, the Vatican's representative in Iraq, declined to be interviewed, but the Rev. Mokhlous Shasha, 32, a first-year priest at Lady of Our Salvation Syrian Catholic Church in central Baghdad, argued the clergy here are equally as threatened as the ones they serve.

"Priests live in the same situations as their parishioners," said Shasha, who added he never walks the streets of Baghdad in his collar.

Since 2006, militants have killed three priests and kidnapped 10 others, church officials said.

The one thing most Christians agree on is their view of the future: bleak.

While at least a dozen churches here simply have closed, some seminaries and nunneries have shifted their bases to the north. For those still open, such as the Chaldean Catholic Virgin Mary church in central Baghdad, attendance at Mass is down by more than half, officials said.

For one, Hamorabi's Warda predicts a mass exodus of Christians from Iraq if western countries relax their immigration policies.

"If the U.S. and Europe open their doors, the Christians in Iraq will be finished." Warda said. "They will all leave."

Many interviews for this report were conducted through a translator. James Palmer wrote this article for the Star-Ledger of Newark, N.J. He can be contacted at J-palmer(at)stratosnet.com.

Thomas Jefferson's Holy Qur'an

Paul Barrett wrote a book, "American Islam: The struggle for the Soul of a Religion", which was reviewed in an article in the Flint Journal. ("Author records some of American Muslims' many voices", Sat. 03FEB2007, page E3). Regarding U.S. Rep. Keith Ellison, Barrett stated "But my favourite part of the story is that Ellison went to the trouble of borrowing this historic version of the Quran, borrowed it from Thomas Jefferson, who was curious enough to have it in his library 200 years ago."

Jefferson was the Ambassador to France in 1786, when he and John Adams, the Ambassador to Britain, met the Ambassador to Tripoli, Sidi Haji Abdul Rahman Adja, trying to avoid Americas first War with Islamist Terrorists.

When Abdul Rahman was asked why he was making unprovoked attacks on the U.S., he replied to the effect that it was founded on the Laws of their Prophet, that it was written in their Koran, that all nations who should not have acknowledged their authority were sinners, that it was their right and duty to make war upon them wherever they could be found, and to make slaves of all they could take as Prisoners, and that every Musselman who should be slain in Battle was sure to go to Paradise.

Jefferson, as did Adams, and his son, John Quincy Adams, who went on to become America's 6th President, all acquired a Qur'an so they could study for themselves to see if what Abdul Rahman had said was true.

The answer was yes.

John Quincy Adams has written extensively on Islam, and is the only one of the founding fathers and their progeny who has done so. There is no reason to believe that his views were not also the views of his father and Jefferson.

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force."

For Keith Ellison to have been sworn in on Jefferson's Qur'an is a travesty.

ATT. L

July 11, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Ph #: (810) 694-6628
E-mail: Shinano01@aol.com

The Honorable U.S. Congressman Dale E. Kildee
U. S. Representative for the 5th District of Michigan
C/O Chief of Staff Mr. Christopher Mansour
Washington, D.C.
2107 Rayburn HOB
Washington, DC 20515
202-225-3611
202-225-6393 fax

The Honorable U. S. Representative Dale E. Kildee; C/O Mr. Christopher Mansour

I have provided my documentation to Ford and GM, that the United States of America has an excellent possibility, even a probability, of becoming in part or in whole an Islamofascist country, at first like Lebanon, then becoming more like Syria, by 2100, with the odds continuing to increase in the 22nd century, and that our oil money is greatly aiding the demise of America. Every day that we fund these Islamofascists is much more than another day closer to losing this war.

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (GM's *bete noir*) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." (1)

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda ". [2]

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old king. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten-thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamanei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money. Iran and Hezbollah are training and supporting both the Sunni and the Shia terrorists.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

The Auto Industries role in providing our oil money is writ large. Does the US auto industry want to continue to write its role in the same direction, and write it even larger?

I have stated that the auto industry is not responsible for the fact that the oil is under some of the most heinous regimes ever known to mankind. Knowing that it is and what they are using our money for, why would the auto industry want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda ½ million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de-funding them, by removing their source of money, i.e. our oil money?

Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 34 years ($136Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia has been documented to also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

With the high price of oil the past several years, Saudi Arabia could easily be spending over $8 billion a year to teach hatred of us.

Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Sheikh Kabbani reported to the State Dep't. in 1999 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Peter King of NY stated in Feb. 2004 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are Shia mosques and Islamic centers teaching radical Shiism, as espoused by Iran.

Our oil money is funding Iran's Nuclear Weapons program, it is funding Iran's ICBM program, and it is funding the Muslims of the Middle East and the leaders of Iran that are Holocaust deniers that are promising and planning a 2nd Holocaust.

Our oil money funded, through Saudi Arabia, the Sunni Nuclear Bomb that Pakistan has, and the A. Q. Khan network, which, while somnolent today, could be revived and fully functioning in a heartbeat. Pakistan and Musharraf are one bullet away from becoming an Islamofascist state with a Taliban style al-Qaeda supporting governing elite.

It is as if we had funded the Nazis throughout the 1930's and 40's, knowing that our oil money was going to be used to fight against us and kill us in WWII, and gas the Jews at Dachau, Buchenwald, and Auschwitz. Except in the 1930's and 40's, if we had done that, we would have done far less damage to the United States than we are doing today with our oil money.

The Political Ideology of Islam, inseparable from the Religious Ideology, is an ideology of hatred and war. There are far too few truly peaceful Muslims, such as Tawfik Hamid, to make a difference. At the conference of peaceful Muslims on March 6, 2007 in St. Petersburg, Fla., there were only eight Muslims, such as Tawfik Hamid, and Islamic Apostates, such as Dr. Wafa Sultan, there. They were derided by every Muslim group in the USA, including the premier Islamofascist group supported by Saudi Money in the USA, the Council on American-Islamic Relations (CAIR). As published in the WSJ OpinionJournalOnline, an editorial by Tawfik Hamid describes how CAIR et alia treat people who validly criticize Islam as Islamophobes, racists, and bigots, which is a sure way to stifle any public, rational debate. Islam is a religion that cannot stand to have the light of day shown on its basic documents, histories, and beliefs.

CAIR board chairman Omar Ahmed in 1998: "Those who stay in America should be open to society without melting, keeping Mosques open so anyone can come and learn about Islam. If you choose to live here, you have a responsibility to deliver the message of Islam…Islam isn't in America to be equal to any other faith, but to become dominant. The Koran, the Muslim book of scripture, should be the highest authority in America, and Islam the only accepted religion on earth."[(3)] (very similar to what Osama bin-Laden said in 2003)

"Kill the Unbelievers wherever you find them…" Sura 9.5 from the final and concluding chapter of the final and perfect revelation of God to Man, the Holy Qur'an. There are another 140 plus verses in the Holy Qur'an, all in context, almost all in the concluding chapters, which denigrate Jews, Christians, all other non-Muslims, and women. The Holy Qur'an is the equivalent of *Mein Kampf* to these IslamoNazis, teaching as much or more hatred for Jews as *Mein Kampf*, and teaching as much or more hatred for Christians as *Mein Kampf* did for untermenschen.

The Prophet Muhammad was the first Islamofascist terrorist. As "the most perfect human being that ever existed", and "the perfect person that every Muslim should try to emulate", Muhammad is a great example, since he personally cut the heads off of between six and nine-hundred Jews of one tribe in Medina because they verbally opposed him, did not want to convert to Islam, and did not want him preaching to them his warped version of Judaism and his new religion. There are many more example like the beheadings that make Muhammad a cross of the worst characteristics of Genghis Khan, Hitler, Stalin, and Tony Soprano, including the nine people he had assassinated, six for just verbally opposing him, without including his eleven wives, how horridly he taught that women were to be treated, and the pedophilia he practiced, which was OK in Arabia in the 7th century, but it is now enshrined within Islam for all time.

"I was ordered to fight all men until they say 'There is no god but Allah.'"
The Prophet Muhammad – in his farewell address in March of AD632

"We will export our revolution throughout the world....until the calls 'there is no god but Allah and Muhammad is the Messenger of Allah' are echoed all over the world."
Ayatollah Ruhollah Khomeini – Shia 1979

I was ordered to fight the people until they say there is no god but Allah, and his prophet Muhammad."
Osama bin Laden – Sunni November 2001

Given the above statements, and a study of Muhammad, the Ayatollahs of Iran, and Osama bin-laden and the radicals of today, it can be stated that the true followers of Allah per the Holy Qur'an and the Prophet Muhammad are the Ayatollahs, Osama, and the radicals. Those that obfuscate and publicly, to non-Muslims, deny the true teachings of Allah and Muhammad are the moderates that are fooling us by claiming that Islam is a Religion of Peace. However, Tawfik Hamid and the Muslims that know and admit they know the hatred and contempt that the Holy Qur'an and the holy documents teach and want to reform them are the true radicals that are trying to hi-jack Islam, and only they are the ones we should support. The "moderates" that are in denial will not step up to the plate to reform Islam or to truly stop the fount of the Islamists and terrorists – true Islam.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."[4]

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." [5]

A more complete selection of John Quincy Adams' writing is included in the documentation in my documentation titled AMERABIA, both the book and CD, under Tab O.

Taqqiya is the Shia word for the mainstream Islamic practice, in both the Sunni and Shia sects, of lying to hide the true nature of Islam from non-Muslims, and lying to both protect and defend Islam from non-Muslims. Kithman is the mainstream Islamic practice of supplying disinformation to non-Muslims, of stating a mustard seed of truth, and then changing the subject and throwing out a re-herring, or false story that takes time and energy to refute, or twisting the truth and omitting so much that it is unrecognizable. CAIR and Islamic groups globally practice Taqqiya and Kithman in their press releases, web sites, and E-mails on a daily basis.

I highly recommend four books to you, starting with *America Alone – The End of the World as We Know It* by Mark Steyn. He is not the only author nor is he the first author, but he, better than anyone else, puts the demographic picture together that could, in the end, destroy America. All of Western Europe, England, Russia, Canada, and large sections of South and Central America, plus Southeast Asia, are going to be demographically initially, with added violence later, overrun by these Islamofascists.

"([President] Bush has circulated copies of Natan Sharansky's *The Case for Democracy* to his staff, and recommended Mark Steyn's *America Alone*)".[6]

Joe Lieberman has said that "he was reading *America Alone* by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from it is the power of demographics, in Europe particularly," Lieberman said. "But the other part is a kind of confirmation of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist…We Americans will have ultimate responsibility for stopping this expansionism."[7]

Mitt Romney, at the Lincoln Day Events in Genesee County on April 28, 2007, personally responded to me that yes, he had read Mark Steyn's book, and that he found it to be a "powerful statement of the demographic dangers and challenges ahead of us".

The second book is The *West's Last Chance*, by Tony Blankley, the Editor of the Washington Times. It covers, from the political standpoint, how dangerous these IslamoNazis are going to be to the US. Blankley calls them a threat like the Nazis, and I believe he is understating the level of the problem. Imagine fighting WW II, only Russia, Britain, and Canada are on the Nazis' side. That is what the shooting part of WW III will probably look like in the latter half of this century.

Stuck between Islamofascist Western Europe and Islamofascist Russia (Moscow is already over 25% Chechen), before 2100 Lithuania and the rest of the Baltic and Eastern European states will be crushed just like they were in 1939-40 between Nazi Germany and Stalinist Russia. We won't have to worry about the Chechen rebels getting their hands on some rogue Russian nukes and suitcase bombs and selling them to al-Qaeda, the Chechens will possess the entire Russian arsenal and delivery system in partnership with al-Qaeda.

The third book is *Infidel* by Ayaan Hirsi Ali. This is her autobiography, which covers growing up in Somalia, fleeing to asylum in Holland, becoming a member of the Dutch Parliament, and then living under protection in fear of her life after the Islamofascist that slaughtered Theo Van Gogh left a note stabbed to his chest with the knife used to butcher him that promised a similar fate to Ali, just for speaking out and making a short movie regarding the truth about the how horridly women are treated within Islam. NewsMax reported that Laura Bush has placed *Infidel* at the top of her summer reading list. It covers her life enough for us to know that none of us would ever want our daughters, granddaughters, or anyone's daughters to be treated as she was, as the daughters of the Muslims in Europe, Canada, and even in the US will be to a greater or lesser extent.

The fourth book is *In the Words of Our Enemies* by Jed Babbin. His brand new tome covers, in the words not just of Osama and Zawahiri from al-Qaeda, but what Muslims globally say. "It is impossible to make peace with the Jews", Jihad against them is our worship", "Educating children to Jihad and hatred of the Jews, the Christians, and the infidels....This is what is needed now" are just a few quotes from *In the Words of Our Enemies*. It is a chilling and accurate telling of what they say, which documents that they hate us because we are not Muslims, are not willing to become Muslims, and that we are not Dhimmi (2nd class Jews and Christians), living in willing submission to Allah and Islamic, i.e. Sharia law as the only law of the land.

I make none of the charges in here lightly, and I make none of them without full confidence in my scholarship. I am willing to discuss or debate the information I have provided to you with anyone in the entire world, howsoever you desire. I would hope that you would read the four recommended books. I can provide you with, if you so desire, the information that I have put together, two books of over 800 pages each, both hard copy and CD, and solely on CD a third book of about 500 pages, which fully support everything stated herein. I can provide much more, if you so desire. I have read over 150 additional books, as the bibliography I can provide states, including the Holy Qur'an numerous times in 7 different translation, the Hadith by Bukhari and Moslem, the Sirra, and numerous biographies of Muhammad and histories of Islam and the impact of Islam today. I estimate that I have spent over 6,000 hours studying the subject since 9/11, to the detriment of everything else I do except work.

After my presentation at Ford's annual meeting, Allen Mullaly, Ford's new President recently hired from Boeing, looked me up in the lobby and personally introduced himself and thanked my for my presentation on the subject of Islam and *AMERABIA*. Mr Wagoner was less enamoured with me, but he was still amiable, and we did shake hands at the end of the GM meeting. I do not know if Ford and GM really will take it to heart that we must stop providing the enemies of America that wish for Americas destruction, and to ultimately kill us, with the aid and comfort we are currently providing with our oil money.

With 27 years as an automotive engineer working for GM, and 7 more working for DELPHI, I know what these auto companies can do when they want to – and what they will not do when they do not want to. They could easily far surpass the new CAFE standards if they wanted to, and with a proper law and a legally level playing field with the imports and transplants, there is no reason that Michigan or the US Auto Industry would lose a single job or a single vehicle sale. The fear mongering that the UAW, GM and Ford have done regarding CAFE and its effects is disingenuous.

Various historians, such as Victor Davis Hanson, and commentators, such as David Pryce Jones, believe that we are in the equivalent of the 1930's, with appeasement and willful ignorance ruling the day. We said we would never allow such a thing to happen again. We said we would never ignore and look past such obvious signs and writings again. Yet how many both know how to read and have read the Holy Qur'an? How many have taken the pronouncements of the Islamofascists, including Grand Ayatolluh Khamenei as well as Ahmadinejad, seriously. If you were to study Hitler and you knew that perhaps everything wasn't quite perfect with him in 1937, you wouldn't read a biography of him written by a Nazi or an apologist, such as Goebbels, you would read one written by an opponent that wasn't looking through rose colored glassed with blinders on. It is the same with a biography of the Prophet Muhammad. His actions as a Prophet almost make Hitler look like a nice guy.

There is much that is wrong with the energy bill, such as no emphasis on Nuclear, too little emphasis on developing domestic supplies and shale oil. The CAFE requirements, if anything, are far too lax.

Not only do we, the USA, need to stop funding these Islamofascists, but the rest of the world needs to do so also. The only way that is going to happen is to provide the world with an economically viable alternate supply base, and then make sure that no one ever buys oil from the Middle East again. To do that is going to take a lot of development and money, but what it will really take is willpower and the vision to see that this is one of our best chances to slow the onslaught of Radical Islam that Saudi Arabia, Iran, and the rest of the Middle East are promoting and shoving down our throats with our willing submission.

We cannot afford, as a nation, to wait for "Market Forces" to erase our and the worlds need to buy oil from the Middle East (much less Russia and Venezuela). We may very well lose this war no matter what we do with the CAFE rules and our oil policy, but to give up now is totally unbecoming for any American. This country is too good to not want it to continue. It is the future I want for my grandchildren and great-grandchildren to live in and prosper in, but that future is rapidly dimming. This is neither a Republican nor a Democratic issue; it is an American issue.

Every American should know that the USA may lose this war. Every American should know that Islam is not a Religion of Peace. Every American should have enough knowledge to act in the manner that full knowledge will bring. The US can lose this war with either party in charge.

There is much more that needs to be done besides ceasing to buy oil from the Middle East. The additional recommendations are included in my documentation.

It is almost six years since 9/11, and the actions we need to take are becoming more necessary each year.

If you have any questions or concerns, please contact me at your earliest opportunity.

I am looking forward to your response.

Regards,

Fredrick P. Wilson

[1] Interview by Amy Goodman 07JUN2006 "Thomas Friedman on "Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'") http://members.aol.com/gopbias/Petropolitics.html

[2] The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi

[3] Lisa Gardiner, "American Muslim leader urges faithful to spread Islam's message," San Ramon

[4] The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green

& Co., 1899).

[5] "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

[6] "the Weekly Standard", 12MAR, 2007 – "Reader of the Free World – A literary luncheon with the president" by Irwin M. Stelzer

[7] NewsMax.com, Friday, 23FEB2007 – "Lieberman Warns Democrats: I May Join GOP"

Letter to Tony Dearing, Editor of the Flint Journal.

Your editorial in Sunday's paper, "Free speech right requires responsibility, too" was an interesting mix of verifiable truths, valid beliefs, and dichotomous statements that I believe contrast with what you actually print, that prompts me to write.

As my Op-ed submission stated, I derided the Journal for printing the statement "God may be no more real than the Easter Bunny (I have never seen either)", in the editorial by Jon Gutek (p. A10, 26OCT2007) which is an obviously biased statement against Christianity. The historical connection between the Christian God and the Easter Bunny is essentially non-existent, but it does demean, denigrate, and belittle anyone's belief in the Christian God: it is very insulting. Would the Journal have printed Gutek's editorial if he said that Temples and Mosques should also be taxed as secular hangouts, for there are many social events at our local houses of worship for all religions and beliefs? As the Jewish God is the same God as the Christian God, even though the Easter Bunny is not associated with Judaism, I don't know of a derisive comment he could have made regarding Judaism, but Allah could also have been derided. Fortunately, Christians have a good sense of proportions, even a good sense of humor, and the only repercussions will be letters to the editor.

If I was to write something that stated that Allah may be no more real than the Moon God of War (I have never seen either), what would you say about that? There is a valid historical connection between the Moon God of War and Allah, and yes, it does demean, denigrate, and belittle anyone's belief in the Muslim Allah: it is very insulting. As the Danish cartoons regarding picture portrayals of Muhammad showed us all, Muslims have no sense of humor, and the repercussions, as people were killed globally, was more than just writing scathing letters to the editor. Yet, in the basic teachings of Islam, there is no formal prohibition against the portrayal of the image of the Prophet. It can, however, be backed into by some circumlocutious reasoning.

Should we not all stand tall and apply editorial policies evenly? Why is Christian bashing OK, but only Christian bashing? I presume you do not call Christian Bashing, racism.

You stated that you do not print letters that "include derogatory racial references". Accolades.

Do you believe that Islam is a race? Arabs are a race. Not all Arabs are Muslims, although most are. There are wonderful, peaceful Christians, Jewish, and numerous other minority belief Arabs that share none of Islam's beliefs. Most Muslims are not Arabs. I believe the percentage of Muslims that are Arabs is around 17%. The percentage of Arabs that are Muslims is around 90%.

Islam is a religion, but as part and parcel of that religion, which may not be separable from it, it is also a political ideology and a way of life. If Islam was just a religion whose worshippers bowed down five times a day, did good deeds by everyone's definition, and then went to Heaven or Hell, however they were defined, I don't believe anyone would have any problem with it other than on a theocratic level.

I criticize Islam as a political Ideology. I criticize Muslims as followers of that political ideology. There is nothing racist about it. CAIR, the Council on American-Islamic Relations, is very careful to differentiate its denigrators. Those that oppose Islam, it calls Islamophobes, which is specifically attacking folks for their attacks on Islam, the religion and ideology. If anyone transgresses and errs and attacks Muslims as Arabs, as many people seem to use the terms interchangeably, then CAIR will charge people, perhaps validly so, perhaps not, also with being racist. Even CAIR, however, will slip from time to time and refer to Arabs interchangeably with Muslims.

There are outwardly peaceful Nazis in Toledo and Chicago. But we denigrate the ideology that they profess, peacefully or otherwise. Nazism was, and is, a racist ideology, but it had a political component also, for why else would Hitler, Eichmann, Himmler, etc. embrace Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and the Muslims of the Middle East and Europe, and vice-versa? There were Nazis from all countries and backgrounds, and the Nazis of Germany embraced them all, ideologically.

So are we at war with all Muslims? Obviously not. But, we should be at war with the political ideology of Islam, any application of it, and the adherents of it.

Two book recommendations. The first is *Infidel* by Ayaan Hirsi Ali. This is, essentially, her autobiography. My very liberal wife found it to be a page-turner: she finished it in three days. Ali was born in Somalia, grew up there as a Muslim, acquired asylum in the Netherlands as a young adult, gave Theo Van Gogh the idea for and worked with him on the short film, "Submission", and was specifically named as the next target by Theo's assassins. She now resides in the USA. Laura Bush had this book at the top of her short list to read last summer. Ayaan Hirsi Ali is now an apostate from Islam, and she has stated that Muslims believe that we are all Infidels. If she spoke in Flint, would you cover that and quote her? Would you review her book? Tom Friedman, in an editorial printed by the Journal, has stated that Muslims believe they are religion 3.0, Christianity is version 2.0, and Judaism is 1.0, with everyone else being version 0.0. That is a very circumspect way to say that they believe we are all infidels.

The second book is one I acquired last summer, had Pete Hoekstra (Congressman, Holland MI) subsequently recommend it (he had started it) in an answer to an open forum question I asked him at the Republican Leadership meeting at Mackinaw last September, and I am half way through now. It is *Troublesome Young Men* by Lynne Olson. It covers the history of the young Tory rebels who brought Churchill to power against all odds, and helped save England. A large part of the story is that it was no sure thing that Churchill would replace Neville "Peace in our Times" Chamberlain. Without their efforts, castigated, derided, ostracized as they were, even by the mainstream liberal appeasement press in England throughout the late 30's and early 40's, Churchill would most likely never have become Prime Minister, or not until much later.

I would hope that you would apply your editorial policies fairly, that you would allow non-libelous, non-racist, non-threatening, non-violent or violence advocating, editorials to be printed, time and space permitting. You have permitted valid, accurate, verifiable quotation from the Bible previously: I would hope you would allow valid, accurate, verifiable quotations from the Holy Qur'an, as well as such quotations made by the Prophet Muhammad from the Hadith and the Sirra.

Regards,

Rick Wilson

Fredrick P. "Rick" Wilson
1305 Rollins Street,
Grand Blanc, MI 48439
PH: (810) 694-6628
E-mail: Shinano01@aol.com
October 28, 2007

IRAN'S FANATICAL AYATOLLAHS WILL USE NUKES

Iran's President is the puppet of the Ayatollahs. No one is even allowed to run for the office unless they have their approval. In 1997 only 4 out of 238 candidates were even approved to run. None of the Presidents can do or say anything unless the Ayatollahs approve of it.

Iran's Nuclear program was started in 1983 by the Ayatollah (Israel is the Little Satan: the US is the Great Satan) Khomeini with President Ayatollah Khamenei, who served until Khomeini died in 1989, then Khamenei became the Supreme Leader. Through Presidents Rafsanjani and Khatami the program continued to progress, and, while the Council of Ayatollahs felt weak, they shoveled the "moderate" presidents onto the West. Now, with Ahmadinejad, they no longer feel they have to hide very much from the west, and can speak openly.

Even with Iran's newfound "honesty", it is vital to remember that Taqqiya is the Shia word for the mainstream Islamic, both Shia and Sunni, practice to lie to hide the truth about Islam from non-Muslims, and to lie to protect and defend Islam from non-Muslims. The Iranian leaders also practice Kithman, or the Islamic practice of omitting information, of using misleading information to misdirect everyone, and of throwing out red-herrings so that everyone forgets about the item being questioned, and chases down the "red herring" (false, misleading, mostly irrelevant information).

I have had both Taqqiya and Kithman practiced upon me and many others for over 2 hours at the Islamic Center in Swartz Creek during the "Who is Muhammad?" program in February 2006. George Jaksa had Taqqiya practised on him that week by CAIR and Imam Adbul Malik of Islam House at 804 King St. If our own Sunni American Muslims will lie and dissemble about vital, factual information regarding Islam to American non-Muslims (100+ people), then certainly the Iranians have no compunctions against lying and misleading Americans.

Ahmadinejad's spiritual advisor is the influential Council member, Ayatollah Yazdi, known as the crocodile for his appearance and ultra hard-line orthodox Shia religious views as head of the fanatical Mahdi sect called the Hojatieh. The Return of the 12th Imam is more real to them than the resurrection of Jesus is to devout Christians. The Council of Ayatollahs' support Ahmadinejad and Yazdi. The 12th Imam cannot return until Jerusalem is ruled by Muslims and Israel no longer exists.

The Ayatollahs have stated that they might lose half of their population, but it would be worth it to land one bomb to destroy Israel. If they succeed they will be the greatest heroes of the Islamic world since the Prophet Muhammad and his cousin Ali.

The Ayatollahs have applauded that the Jews are all in one place so they can be eradicated more easily. Even Israel's 1200 fission and fusion bombs in a MAD scenario will not deter them. The Ayatollahs believe that if one Radical Muslim is left standing after we are all gone, they win. There are 1.4 billion Muslims today, and there will be 2.8

billion Muslims by 2025. After Iran destroys Israel, they will use their nukes to threaten, intimidate, and possibly destroy everyone else, including the USA.

"...Muhammad ElBaradei (International Atomic Energy Agency [IAEA] chief) stunned fellow UN inspectors in the spring of 1991, just after Saddam's defeat in the Gulf War, by telling them he was sure that Iraq had no clandestine nuclear weapons program and was hiding nothing from them.

"I know this for a fact, he said, after his inspection team had emerged from a frustrating encounter with the Iraquis. They have sworn this to me as brother Arabs. They would not lie to me! He insisted." [(1)] Taqqiya, anyone?

"Brother Arabs" indeed! Did he mean Brother Muslims? When Saddam's two sons-in-law and their families defected to Jordan in 1995, they spilled the beans about Saddam's nuclear program, which the inspectors had not been able to find in over 3 years of searching. What they found under the sons-in-laws directions astounded them. Saddam had a massive, vibrant, robust program that was a year or so away from a bomb once he had acquired the fissile material (think yellow cake from Niger). The two sons-in-law were publicly forgiven by Saddam, they and their families returned to Baghdad to his welcoming arms, and Saddam then had them both killed. I don't know what Saddam did to his daughters and grand-children, but I bet it wasn't nice.

ElBaradei now agrees with the new NIE, which is an assurance that it is fatally flawed and grossly understates the threat.

The NIE released today says Iran is still enriching nuclear material for a bomb (enriching it far beyond anything needed for a peaceful reactor/power program), and is still developing missiles to deliver them with. The only thing the Iranians stopped developing, according to our "no agents in Iran" intelligence agencies, is the mating of warheads to missiles. Given the opinions with no agents information or verifiable hard intelligence to analyze, this NIE supports the need to continue to confront Iran even more than the Bush Administration is currently been doing. Israël's intelligence agency, which does have agents inside of Iran, disagrees with the NIE. Their lives depend on the accuracy of this intelligence today: our lives won't until after Israel is gone, when it will be too late.

Nothing short of regime change will stop the Iranian nuclear bomb program, and regime change cannot occur without outside intervention. The Ayatollahs will not fold like the Shah; they will remain in charge until the last Revolutionary Guard muhajideen is no longer standing. The Ayatollahs will need to be imprisoned (outside of Iran, preferably) or eradicated and the Revolutionary Guard will need to be defeated in the same manner that the SS and Hitler Youth in Nazi Germany were defeated before Iran will give up its nuclear bomb program.

F. P. Wilson 04Dec2006

(1) Shadow Warriors by Kenneth Timmerman, p. 53

ATT. O

U.S. Intel Possibly Duped by Iran

By: Kenneth R. Timmerman - Tuesday, December 4, 2007 9:38 AM

A highly controversial, 150 page National Intelligence Estimate (NIE) on Iran's nuclear programs was coordinated and written by former State Department political and intelligence analysts — not by more seasoned members of the U.S. intelligence community, Newsmax has learned.

Its most dramatic conclusion — that Iran shut down its nuclear weapons program in 2003 in response to international pressure — is based on a single, unvetted source who provided information to a foreign intelligence service and has not been interviewed directly by the United States.

Newsmax sources in Tehran believe that Washington has fallen for "a deliberate disinformation campaign" cooked up by the Revolutionary Guards, who laundered fake information and fed it to the United States through Revolutionary Guards intelligence officers posing as senior diplomats in Europe.

Dangerous Game

The National Intelligence Council, which produced the NIE, is chaired by Thomas Fingar, "a State Department intelligence analyst with no known overseas experience who briefly headed the State Department's Bureau of Intelligence and Research," I wrote in my book "Shadow Warriors: The Untold Story of Traitors, Saboteurs, and the Party of Surrender."

Fingar was a key partner of Senate Democrats in their successful effort to derail the confirmation of John Bolton in the spring of 2005 to become the U.S. permanent representative to the United Nations.

As the head of the NIC, Fingar has gone out of his way to fire analysts "who asked the wrong questions," and who challenged the politically-correct views held by Fingar and his former State Department colleagues, as revealed in "Shadow Warriors."

In March 2007, Fingar fired his top Cuba and Venezuela analyst, Norman Bailey, after he warned of the growing alliance between Castro and Chavez.

Bailey's departure from the Office of the Director of National Intelligence (ODNI) was applauded by the Cuban government news service Granma, who called Bailey "a patent relic of the Reagan regime." And Fingar was just one of a coterie of State Department officials brought over to ODNI by the first director, career State Department official John Negroponte.

Collaborating with Fingar on the Iran estimate, released on Monday, were Kenneth Brill, the director of the National Counterproliferation Center, and Vann H. Van Diepen, the National Intelligence officer for Weapons of Mass Destruction and Proliferation.

"Van Diepen was an enormous problem," a former colleague of his from the State Department told me when I was fact gathering for "Shadow Warriors."

"He was insubordinate, hated WMD sanctions, and strived not to implement them," even though it was his specific responsibility at State to do so, the former colleague told me.

Kenneth Brill, also a career foreign service officer, had been the U.S. representative to the International Atomic Energy Agency in Vienna in 2003-2004 before he was forced into retirement.

"Shadow Warrior" reports, "While in Vienna, Brill consistently failed to confront Iran once its clandestine nuclear weapons program was exposed in February 2003, and had to be woken up with the bureaucratic equivalent of a cattle prod to deliver a single speech condemning Iran's eighteen year history of nuclear cheating."

Negroponte rehabilitated Brill and brought the man who single-handedly failed to object to Iran's nuclear weapons program and put him in charge of counter-proliferation efforts for the entire intelligence community.

Christian Westermann, another favorite of Senate Democrats in the Bolton confirmation hearings, was among the career State Department analysts tapped by Fingar and Brill.

As a State Department intelligence analyst, Westermann had missed the signs of biological weapons development in Cuba, and played into the hands of Castro apologist Sen. Christopher Dodd, D, Conn., by continuing to use impeached intelligence reports on Cuba that had been written by self-avowed Cuban spy, Ana Belen Montes.

"After failing to recognize the signs of biological weapons development in Cuba and Cuba's cooperation with Iran, Westermann was promoted to become national intelligence officer for biological weapons," I wrote.

"Let's hope a walk-in defector from Iranian intelligence doesn't tell us that Iran has given biological weapons to terrorists to attack new York or Chicago," I added, "because Westermann will certainly object that the source of that information was not reliable — at least, until Americans start dying."

It now appears that this is very similar to what happened while the intelligence community was preparing the Iran NIE.

The Defector

My former colleague from the Washington Times, Bill Gertz, suggests in today's print edition of the paper that Revolutionary Guards Gen. Alireza Asgari, who defected while in Turkey in February, was the human source whose information led to the NIE"s conclusion that Iran had stopped its nuclear weapons program in 2003.

But intelligence sources in Europe told Newsmax in late September that Asgari's debriefings on Iran's nuclear weapons programs were "so dramatic" that they caused French President Nicolas Sarkozy and his foreign minister to speak out publicly about the threat of a nuclear-armed Iran.

Sarkozy stunned his countrymen when he told an annual conference of French ambassadors on Aug. 27, 2007, that Iran faced a stark choice between shutting down its nuclear program, or tougher international sanctions and ultimately, war.

"This approach is the only one that allows us to escape from a catastrophic alternative: an Iranian bomb, or the bombing of Iran," Sarkozy said.

Three weeks later, Foreign Minister Bernard Koucher warned in a televised interview that the world's major powers needed to toughen sanctions on Iran to prevent Tehran from getting the bomb and to prevent war. "We must prepare for the worst," Kouchner said. "The worst, sir, is war."

Those comments were prompted by reports that were given to the French president about Iran's nuclear weapons program derived from debriefings of the defector, Gen. Ashgari, a Newsmax intelligence source in Europe said.

Ashgari is the highest-level Iranian official to have defected to the West since the Islamic revolution of 1979. His defection set off a panic in Tehran.

As a senior member of the general staff of the Revolutionary Guards Corps, Asgari had access to highly-classified intelligence information, as well as strategic planning documents, as I reported at the time.

A damage assessment then underway in Tehran was expected to "take months" to complete, so extensive was Asgari's access to Iran's nuclear and intelligence secrets.

Asgari had detailed knowledge of Iranian Revolutionary Guards units operating in Iraq and Lebanon because he had trained some of them. He also knew some of the secrets of Iran's nuclear weapons program, because he had been a top procurement officer and a deputy minister of defense in charge of logistics. But Asgari never had responsibility for nuclear weapons development, and probably did not have access to information about the status of the secret programs being run by the Revolutionary Guards, Iranian sources tell Newsmax.

In an effort to cover up the failure of Iranian counter-intelligence to prevent Asgari's defection, a Persian language Web site run by the former Revolutioanry Guards Comdr. Gen. Mohsen Rezai claimed in March that Asgari was on a CIA "hit list" of 20 former Revolutionary Guards officers and had been assassinated.

The Senate intelligence committee will be briefed today on the NIE, and the House committee on Wednesday.

But already, the declassified summary has Republicans grumbling on Capitol Hill.

"We want to know why we should believe this," one congressional Republican told Newsmax. "This is such a departure from the past and there are so many unanswered questions."

While the intelligence community is supposed to report just the facts and its assessment of those facts and their reliability to policy-makers, this NIE clear advocates policy positions.

"Our assessment that the program probably was halted primarily in response to international pressure suggests Iran may be more vulnerable to influence on the issue that we judged previously," the NIC wrote in the declassified "Key Judgments" of the NIE.

The NIE opined that the new assessment leads to the policy conclusion that the United States should offer "some combination of threats of intensified international scrutiny and pressures, along with opportunites," in order to lock in Iranian good behavior.

This carrot and stick approach has been the State Department's preferred policy for the past 27 years, and has only strengthened the resolve of Iran's leaders to continue defying the United States. "Those [countries that] assume that decaying methods such as psychological war, political propaganda and the so-called economic sanctions would work and prevent Iran's fast drive toward progress are mistaken," Ahmadinejad said in Tehran in September at a military parade.

By "progress" Ahmadinejad was referring to Iran's recently-declared success at enriching uranium.

Democrats on the House and Senate intelligence committees "have been running around with big smiles on their faces," a Republican source tells Newsmax.

Republicans on the committees intend to ask for more information on the sourcing of this latest NIE during closed door briefings today and tomorrow.

http://www.newsmax.com/timmerman/iran_nukes/2007/12/04/54359.html
Accessed 04Dec2007

ATT. P

A Congressman for Jihad

By Robert Spencer
FrontPageMagazine.com | 1/17/2008

Former U.S. Congressman Mark Deli Siljander (R-MI) was indicted Wednesday for money laundering, conspiracy and obstruction of justice, in connection with charges that a Muslim charity, the Islamic American Relief Agency (IARA), was involved in efforts to finance the Afghan jihad terrorist Gulbuddin Hekmatyar. The IARA was named a specially designated global terrorist organization by the U.S. Treasury Department in 2004.

John F. Wood, U.S. Attorney for the Western District of Missouri, declared: "An organization right here in the American heartland allegedly sent funds to Pakistan for the benefit of a specially designated global terrorist with ties to al-Qaeda and the Taliban.... The indictment also alleges that a former congressman engaged in money laundering and obstruction of a federal investigation in an effort to disguise IARA's misuse of taxpayer money that the government had provided for humanitarian purposes."

According to the indictment, the IARA sent around $130,000 to bank accounts controlled by its parent organization, the Islamic Relief Agency (ISRA), in Peshawar, Pakistan, where the money went to Hekmatyar's activities. The ISRA's headquarters are in Khartoum, Sudan, with the Columbia, Missouri-based IARA as its American office until it was shut down. According to the Treasury Department, "IARA is formerly affiliated with Maktab Al-Khidamat (MK), which was co-founded and financed by UBL [Osama bin Laden] and is the precursor organization of al Qaida." The IARA has also funneled money to Hamas.

How did an American congressman get mixed up with a group co-founded and financed by Osama bin Laden? The indictment charges that the IARA hired Siljander in 2004 to lobby for its removal from a Senate Finance Committee list of organizations suspected of supporting terrorism, and reinstatement as an "approved government contractor." The IARA, according to the indictment, paid in $50,000 that had been stolen from the U.S. Agency for International Development (USAID) – and Siljander is also charged with helping to launder other money stolen from USAID. The IARA, then known as the Islamic African Relief Agency, had received the funds for relief work in Mali. Questioned by the FBI in December 2005 and April 2007, Siljander lied, says the indictment, about his connections with the IARA – he told agents that he had not been hired by IARA and had simply received "donations" from them to help him write a book about Islam and Christianity.

And that may provide a clue as to what may have led Siljander down this path, or how he justified it to himself. In a revealing November 2007 address, Siljander described how his thought evolved, and spoke of his forthcoming book, *A Deadly Misunderstanding: A Congressman's Quest to Bridge the Muslim-Christian Divide*, which was set to be published this summer. Siljander said that during his tenure in Congress (1981-1987), he was angry when the Qur'an was read during the National Prayer Breakfast. He wrote to the Breakfast's emcee: "How can you read the book of the devil at a prayer breakfast?"

Afterward, however, he began to read the Qur'an himself, and was impressed: "I found out that Jesus was mentioned in the Quran 110 times, either directly or indirectly, and there was not a single word about Jesus that was horrible, disgraceful or, in my opinion, inconsistent with what the Bible says about him." He explained that he had discovered "paradigm crashing" ways to harmonize Christian and Islamic beliefs on issues on which the two religions disagree, and hoped they would "create a movement, a dynamic" to bring Christians and Muslims together.

Siljander also spoke about his meeting with Sudan's Omar al-Bashir, one of the architects of the Darfur tragedy, when he went to Sudan for the UN in 2006 to mediate the Darfur conflict. Al-Bashir was so impressed with his "paradigm crashing" views of Islam and Christianity, said Siljander, that he had him address the Khartoum Sharia Law School. "We were the first white American Christians to speak on a Friday afternoon at the Khartoum mosque," Siljander noted. "That happened, not because we're so good looking, but because we built bridges of respect."

Siljander's lying to FBI agents about the nature of his relationship with the IARA suggests that he had no illusions about what he had gotten into. Still, it may be that his indictment today is the bitter fruit of his naivete. Siljander would not be the first naïve Westerner to establish, out of zeal to build bridges of respect between Muslims and Christians, ties with Muslims who had a far deeper connection to the global jihad than he would ever have imagined. Siljander's experience should also serve as a cautionary tale for all who pursue "bridge-building" and "dialogue": while these may be laudable, they are beset with pitfalls, and the universal purveying of the politically correct fiction that Islam is a religion of peace that has been hijacked by a tiny minority of extremists has only had the effect of leading many to grow complacent about many areas in which jihadists are actively operating – notably, Islamic charities. Were there a more forthright and honest public discussion of the elements of Islam that jihadists use among peaceful Muslims to recruit and motivate terrorists, Siljander may never have succumbed to the naïvete that he manifested in his November 2007 address.

If he was really naïve at all. Columnist Debbie Schlussel opines that Siljander is less naïve than greedy. Having worked with him in his Congressional office in the 1980s, she remembers him before his change of heart, and recalls that he was a "Born-Again Evangelical Christian. We had fast days in his office. There were prayer circles. So deeply religious and so deeply against the Islamic threat, Siljander was known, at the time, as the most pro-Israel Congressman on Capitol Hill, with many Jewish and pro-Israel Evangelical contributors from all over the world." She said that Siljander "was decades ahead of his time in understanding the Islamist threat worldwide and to America. That he'd reverse course sickens and saddens me."

Schlussel doubts Siljander's story of the evolution of his thought concerning Islam. "I don't believe he thinks any differently about Islam — and this is all phony…He was just too enlightened about what Islam was all about when I worked for him to change for anything but cash." At her website she wrote: "I think this was about money. Since he lost his Congressional seat, he was hard up for money and was involved in many failed business ventures, including an AIDS-Test-By-Mail. (He also ran, unsuccessfully, for Congress from Virginia.) Desperation and money do bad things."

Ultimately, whether he was motivated by a naïve hope to bridge the gap between the Muslim world and the West, or by a simple need for money, or by something else, the outcome is the same: if the charges are true, Siljander was working with people dedicated to the destruction of the United States, and working to that end under the guise of charitable activity while funding violent jihad against Israel and against American troops in Afghanistan. It may be that he is among the multitudes in America today who fail to take this threat seriously – after all, there has not been a major terror attack on American soil since 9/11. It may be that, if he was aware of the IARA's activities on behalf of Hamas and in Sudan, that he saw both – again like so many multitudes of Americans -- as regional conflicts with no geopolitical significance beyond those regions. Had he had a full and informed awareness of how Islamic charities, because of the nature of Islamic charitable giving and the status of jihad in Islam, are so often tied to jihadist activity, he might have hesitated to get involved with the IARA, even though it did bill itself as a "relief agency." Had he had a comprehensive understanding of the jihad ideology, and an appreciation of the significance of some of the IARA's choices of venue for its labors, he might have thought twice – unless, of course, the money was good enough to overcome even that. America fights against global jihadists with, thanks to the oil weapon, an essentially inexhaustible supply of income. The Saudis in particular use that money to buy armies of Mark Siljanders – lobbyists who fight for their causes in Washington with complete ignorance of or indifference to the ways in which our own national interests are thus compromised.

The best outcome of the Mark Siljander indictment would be an investigation of those lobbying efforts, and the framing of new laws that would require complete transparency as to the origin of the funds used by Muslim groups to pay such lobbyists. The case should also lead to a comprehensive reevaluation of Islamic charities, and a call to those still operating to cooperate fully with investigations of the jihadist money trail.

If the charges against him are true, Siljander's story is a tragedy. But it could yet bear good fruit, in an American public newly prepared to meet the multifaceted challenge of the global Islamic jihad.

http://www.frontpagemag.com/Articles/Read.aspx?GUID=56E8D09A-5CA4-4B46-8949-8B8A7BD72578
Accessed 17Jan2008

Saudi Arabia is hub of world terror

The desert kingdom supplies the cash and the killers

Nick Fielding and Sarah Baxter, Washington

It was an occasion for tears and celebration as the Knights of Martyrdom proclaimed on video: "Our brother Turki fell during the rays of dawn, covered in blood after he was hit by the bullets of the infidels, following in the path of his brother." The flowery language could not disguise the brutal truth that a Saudi family had lost two sons fighting for Al-Qaeda in Iraq.

The elder brother, Khaled, had been a deputy commander of a crack jihadist "special forces" unit. After his "glorious" death, Turki took his place.

"He was deeply affected by the martyrdom of his brother," the Knights said. "He became more ambitious and more passionate about defending the land of Islam and dying as a martyr, like his brother."

Turki's fervent wish was granted earlier this year, but another Saudi national who travelled to Iraq had second thoughts. He was a graduate from a respectable family of teachers and professors who was recruited in a Saudi Arabian mosque and sent to Iraq with $1,000 in travel expenses and the telephone number of a smuggler who could get him across the Syrian border.

In Iraq he was ordered to blow himself up in a tanker on a bridge in Ramadi, but he panicked before he could press the detonator. He was arrested by Iraqi police. In a second lorry, another foreign fighter followed orders and died.

King Abdullah was surprised during his two-day state visit to Britain last week by the barrage of criticism directed at the Saudi kingdom. Officials were in "considerable shock", one former British diplomat said.

Back home the king is regarded as a modest reformer who has cracked down on home-grown terrorism and loosened a few relatively minor restrictions on his subjects' personal freedom.

With oil prices surging, Saudi Arabia is growing in prosperity and embracing some modern trappings. Bibles and crucifixes are still banned, but internet access is spreading and there are plans for "Mile High Tower", the world's tallest skyscraper, in Jeddah. As a key ally of the West, the king had every reason to expect a warm welcome.

Yet wealthy Saudis remain the chief financiers of worldwide terror networks. "If I could somehow snap my fingers and cut off the funding from one country, it would be Saudi Arabia," said Stuart Levey, the US Treasury official in charge of tracking terror financing.

Extremist clerics provide a stream of recruits to some of the world's nastiest trouble spots.

An analysis by NBC News suggested that the Saudis make up 55% of foreign fighters in Iraq. They are also among the most uncompromising and militant.

Half the foreign fighters held by the US at Camp Cropper near Baghdad are Saudis. They are kept in yellow jumpsuits in a separate, windowless compound after they attempted to impose sharia on the other detainees and preached an extreme form of Wahhabist Islam.

In recent months, Saudi religious scholars have caused consternation in Iraq and Iran by issuing fatwas calling for the destruction of the great Shi'ite shrines in Najaf and Karbala in Iraq, some of which have already been bombed. And while prominent members of the ruling al-Saud dynasty regularly express their abhorrence of terrorism, leading figures within the kingdom who advocate extremism are tolerated.

Sheikh Saleh al-Luhaidan, the chief justice, who oversees terrorist trials, was recorded on tape in a mosque in 2004, encouraging young men to fight in Iraq. "Entering Iraq has become risky now," he cautioned. "It requires avoiding those evil satellites and those drone aircraft, which own every corner of the skies over Iraq. If someone knows that he is capable of entering Iraq in order to join the fight, and if his intention is to raise up the word of God, then he is free to do so."

The Bush administration is split over how to deal with the Saudi threat, with the State Department warning against pressure that might lead the royal family to fall and be replaced by more dangerous extremists.

"The urban legend is that George Bush and Dick Cheney are close to the Saudis because of oil and their past ties with them, but they're pretty disillusioned with them," said Stephen Schwartz, of the Centre for Islamic Pluralism in Washington. "The problem is that the Saudis have been part of American policy for so long that it's not easy to work out a solution."

According to Levey, not one person identified by America or the United Nations as a terrorist financier has been prosecuted by Saudi authorities. A fortnight ago exasperated US Treasury officials named three Saudi citizens as terrorist financiers. "In order to deter other would-be donors, it is important to hold these terrorists publicly accountable," Levey said.

All three had worked in the Philippines, where they are alleged to have helped to finance the Abu Sayyaf group, an Al-Qaeda affiliate. One, Muham-mad Sughayr, was said to be the main link between Abu Sayyaf and wealthy Gulf donors.

Sughayr was arrested in the Philippines in 2005 and swiftly deported to Saudi Arabia after pressure from the Saudi embassy in Manila. There is no evidence that he was prosecuted on his return home.

This year the Saudis arrested 10 people thought to be terrorist financiers, but the excitement faded when their defence lawyers claimed that they were political dissidents and human rights groups took up their cause.

Matthew Levitt, a former intelligence analyst at the US Treasury and counter-terrorism expert at the Washington Institute for Near East Policy, believes the Saudis could do more. He said: "It is important for the Saudis to hold people publicly accountable. Key financiers have built up considerable personal wealth and are loath to put that at risk. There is some evidence that individuals who have been outed have curtailed their financial activities."

In the past the Saudis openly supported Islamic militants. Osama Bin Laden was originally treated as a favourite son of the regime and feted as a hero for fighting the Soviets in Afghanistan. Huge charitable organisations such as the International Islamic Relief Organisation and the al-Haramain Foundation – accused in American court documents of having links to extremist groups – flourished, sometimes with patronage from senior Saudi royals.

The 1991 Gulf war was a wake-up call for the Saudis. Bin Laden began making vitriolic attacks on the Saudi royal family for cooperating with the US and demanded the expulsion of foreign troops from Arabia. His citizenship was revoked in 1994. The 1996 attack on the Khobar Towers in Dhahran, which killed 19 US servicemen and one Saudi, was a warning that he could strike within the kingdom.

As long as foreigners were the principal targets, the Saudis turned a blind eye to terror. Even the September 11 attacks of 2001, in which 15 of the 19 hijackers were Saudis, could not shake their complacency. Despite promises to crack down on radical imams, Saudi mosques continued to preach hatred of America.

The mood began to change in 2003 and 2004, when Al-Qaeda mounted a series of terrorist attacks within the kingdom that threatened to become an insurgency. "They finally acknowledged at the highest levels that they had a problem and it was coming for them," said Rachel Bronson, the author of Thicker than Oil: America's Uneasy Partnership with Saudi Arabia.

Assassination attempts against security officials caused some of the royals to fear for their own safety. In May 2004 Islamic terrorists struck two oil industry installations and a foreigners' housing compound in Khobar, taking 50 hostages and killing 22 of them.

The Saudi authorities began to cooperate more with the FBI, clamp down on extremist charities, monitor mosques and keep a watchful eye on fighters returning from Iraq.

Only last month Grand Mufti Sheikh Abdul-Aziz al-Sheikh, the kingdom's leading cleric, criticised gullible Saudis for becoming "convenient knights for whoever wants to exploit their zeal, even to the point of turning them into walking bombs".

And last week in London, King Abdullah warned young British Muslims not to become involved with extremists.

Yet the Saudis' ambivalence towards terrorism has not gone away. Money for foreign fighters and terror groups still pours out of the kingdom, but it now tends to be carried in cash by couriers rather than sent through the wires, where it can be stopped and identified more easily.

A National Commission for Relief and Charity Work Abroad, a nongovernmental organisation that was intended to regulate private aid abroad to guard against terrorist financing, has still not been created three years after it was trumpeted by the Saudi embassy in Washington.

Hundreds of Islamic militants have been arrested but many have been released after undergoing reeducation programmes led by Muslim clerics.

According to the daily Alwa-tan, the interior ministry has given 115m riyals (£14.7m) to detainees and their families to help them to repay debts, to assist families with health care and housing, to pay for weddings and to buy a car on their release. The most needy prisoners' families receive 2,000-3,000 riyals (£286 to £384) a month.

Ali Sa'd Al-Mussa, a lecturer at King Khaled University in Abha, protested: "I'm afraid that holding [extremist] views leads to earning a prize or, worse, a steady income."

Former detainees from the US military prison at Guantanamo Bay in Cuba are also benefiting. To celebrate the Muslim holiday of Eid, 55 prisoners were temporarily released last month and given the equivalent of £1,300 each to spend with their families.

School textbooks still teach the Protocols of the Elders of Zion, a notorious antiSemitic forgery, and preach hatred towards Christians, Jews and other religions, including Shi'ite Muslims, who are considered heretics.

Ali al-Ahmed, director of the Washington-based Institute for Gulf Affairs, said: "The Saudi education system has over 5m children using these books. If only one in 1,000 take these teachings to heart and seek to act on them violently, there will be 5,000 terrorists."

In frustration, Arlen Specter, the Republican senator for Pennsylvania, introduced the Saudi Arabia Accountability Act 10 days ago, calling for strong encouragement of the Saudi government to "end its support for institutions that fund, train, incite, encourage or in any other way aid and abet terrorism".

The act, however, is expected to die when it reaches the Senate foreign relations committee: the Bush administration is counting on Saudi Arabia to help stabilise Iraq, curtail Iran's nuclear and regional ambitions and give a push to the Israeli and Palestinian peace process at a conference due to be held this month in Annapolis, Maryland.

"Do we really want to take on the Saudis at the moment?" asks Bronson. "We've got enough problems as it is."

Additional reporting: Marie Colvin and Ben Hardy, Jeddah

Dems Speak No Evil Of Islamic Jihad

By INVESTOR'S BUSINESS DAILY | Posted Monday, January 07, 2008 4:20 PM PT

War On Terror: If the New Hampshire debates settled anything, it's which party has the stomach to take on radical Islam. The Democrats couldn't even identify the enemy. Not once. Really.

We scanned the transcripts of Saturday's debates hosted by ABC News and tallied up the references to Islamic terrorism. The rhetorical divide between Democrats and Republicans on that score alone — ignoring the yawning gaps in policy — is stunning.

None of the four Democrat presidential candidates — despite running for an office that demands they lead the ongoing global war against Islamic extremists — could bring himself or herself to define the enemy we face as Islamic.

Their combined references to "Islam" or "Islamic" totaled zero — even though moderator Charles Gibson prompted them with a question about "Islamic radicals" threatening the U.S. with nuclear terrorism.

But Democrats refused to go there. Out of respect for their constituency, there was a complete blackout regarding Islamic jihad.

Instead, Hillary Clinton defined the enemy generically as "stateless terrorists," while Barack Hussein Obama complained about the "politics of fear" that he thinks accurately defining the enemy has created.

John Edwards, meanwhile, continued to wage his own personal jihad against a phantom enemy of "irresponsible" corporations — from pharmaceutical and insurance companies to oil giants and multinational corporations.

Republicans, on the other hand, called the enemy by its proper name.

The candidates referred to terrorists and terrorism as "Islamic," while also citing radical "Islam" as the problem, no less than 22 times. For example:

- Rudy Giuliani argued the U.S. must stay "on offense against Islamic terrorism."

- Mike Huckabee said the source of the threat we face is from the "radical Islamic faith." "This is an Islamic problem," he said. "This is a jihadist problem. This is an Islamofascism problem."

Huckabee elaborated: "They are prompted by the fact that they must establish a worldwide caliphate that has nothing to do with us other than we live and breathe, and their intention is to destroy us."

• John McCain warned that "the transcendent challenge of the 21st century is radical Islamic extremists."

• Mitt Romney said the "philosophy of radical jihadism says, 'We want to kill.' "

• Fred Thompson asserted, "We are in a global war with radical Islam. They declared war on us a long, long time ago. We took note, really, for the first time on Sept. 11, 2001."

They get it. Democrats don't. They talked a lot about "fighting" — fighting insurance companies and big business and Wall Street and polluters. But will they fight the real enemy — Islamic terrorists?

To hear the Democrats in their debate, you'd think Islamic radicals had stopped plotting new attacks against us and scheming new ways of killing us.

You would think they hadn't just assassinated a former world leader. You would think they hadn't just issued a fatwah to assassinate our own president.

To hear them, you would think it was the 1990s again, when Democrats controlled the White House and the CIA and the Pentagon, and blew off Osama bin Laden after he and radical Islam declared war on the U.S.

These contrasting performances in New Hampshire should crystallize in voters' minds more than any other recent example how one party understands the titanic challenge we face from radical Islam, while the other decidedly does not.

http://www.ibdeditorials.com/IBDArticles.aspx?id=284601335178058
Accessed 12JAN2008

The First American Honor Killing?

In 1989, the FBI was listening in to conversations in the Isa household in St. Louis. They had been listening for two years, as they believed that Zein Isa, who lived in the tiny apartment with his wife, Maria, and daughter, Palestina, was involved in terrorist activities. Isa was a Palestinian American.

Isa disapproved of the fact that his daughter had gotten a job at Wendy's and, without his permission, was seeing a young man. When Tina, as Palestina was called, arrived home from work on the evening of November 6, 1989, her mother asked in Arabic, "Where were you, bitch?"

"Working!" Tina shot back, according to the FBI tape.

"We do not accept that you go to work," Isa interrupted.

"Why are you doing this to us?" her mother asked angrily.

"I am not doing anything to you," Tina said.

"You are a she-devil," her father hissed.

Isa then asked about Tina's boyfriend and accused her of engaging in "fornication." Her parents threatened to throw her out of the apartment. Tina challenged them to do it.

"Listen, my dear daughter," Isa said. "Do you know that this is the last day? Today you're going to die?"

"Huh?" Tina asked, bewildered.

"Do you know that you are going to die tonight?"

Realizing he was serious, Tina let out a long scream. There was a crash, and Tina's screams became muffled.

"Keep still, Tina!" her father yelled.

"Mother, please help me!" she cried.

Instead of helping her, her mother held her down as Isa began stabbing Tina in the chest with a seven-inch boning knife.

"No, please!" Tina cried.

"Shut up!" her mother said.

"No! No!" Tina Shrieked.

"Die! Die quickly! Die quickly!" her father shouted, panting from his exertion.

Tina screamed one more time. By then, Isa had punctured her lungs. Only the sound of air being expelled could be heard.

"Quiet little one!" her father said, stabbing her the sixth and last time.

"Die, my daughter! Die!"

Then there was silence.

The FBI agent picked up the tape from the remote, automated, recorder the next day, as the case wasn't active enough for a live human to be listening in, and submitted it for translation. The FBI was always one day behind in translating Arabic tapes then due to the small number of Arabic translators in the FBI.

The tape also recorded Isa calling the police the night of the murder and claiming he had killed his daughter in self-defense.

Based on the tape, Isa and his wife were convicted of first-degree murder and sentenced to death by lethal injection. While Isa was on death row, he and three others were indicted for allegedly plotting to kill thousands of Jews, blow up the Israeli embassy in Washington, and smuggle money to members of the Abu-Nidal terrorist organization. (1)

What other culture approves of killing their daughters, or female relatives of any level, for alleged social misbehavior? Honor killing is a basic belief within Islamic cultures, with Pakistan and Saudi Arabia as the two best-documented countries.

It is unknown if this is the first Honor Killing in the USA, but it certainly will not be the last.

F.P.Wilson 02Jan2008

(1) This article is essentially from *Bureau – The Secret History of the FBI* by Ronald Kessler, St. Martin's Press, NY 2002, pp.223-224. Kessler argued that the killing of Tina was because she was rebellious and knew too much about the group's activities. Even the Mafia didn't kill it's daughters for misbehavior and excess knowledge – they found a safe place to keep them, made sure they understood the "Family's" business properly, and even married them off to "safe" husbands. They didn't kill them and then call the police claiming self-defense, as someone in Palestine, Pakistan, or Saudi Arabia could do and get off scot-free. Kessler's arguments, even for a book authored in 2002, display the incredible level of ignorance that even a good, conservative, investigative writer has regarding Islam.

Immigrant's 'honor killing' of daughter sparks debate

Chicago Sun-Times, Jan 28, 2002 by Julian Isherwood

COPENHAGEN, Denmark--The execution-style murder of a student by her Kurdish father has shocked Sweden, bringing calls to protect young immigrant women from forced marriages and so-called honor killings."

Fadime Sahindal, 26, the daughter of Kurdish refugees from Turkey, was shot dead last Monday in front of her mother and sisters as she said goodbye before leaving on a trip to Kenya.

Several thousand demonstrators held torchlight vigils throughout the week to honor Sahindal.

Mona Sahlin, Sweden's integration minister, called her a fantastic woman and a model for young women."

The murder, to which the father pleaded guilty, has highlighted the plight of thousands of young, second-generation immigrant women in Europe unwilling to accept forced marriages in strict patriarchal communities.

He says he is psychologically ill, and I see no reason to doubt that," said Johan Akermark, a lawyer appointed to defend the father, Rahmi Sahindal.

The killing happened after four years of harassment by men in Sahindal's family who were outraged by her choice of a Swedish boyfriend and her decision to pursue higher education.

Sahindal became a cause celebre four years ago when she refused to give up the boyfriend, Patrik, and took court action to halt threats of rape, murder and partition" from her father and 17-year-old brother.

Within a month of the court case, in which her father was fined and given a suspended jail sentence, her boyfriend died in an unrelated car crash.

She was living alone under an assumed name in another town and it is not known how her father tracked her down.

Leif Eriksson, Sahindal's lawyer, said she had gone to her sister's house to say goodbye.

It is not clear how he knew she was there," he added.

Sahindal spoke of her difficulties in 1998, saying her parents feared Swedish society.

They can't read and have difficulty in understanding Sweden. They are surrounded by their own people and a satellite dish that lets them see Turkish television.

I don't know how many times I've told my mother that Swedish girls are not whores, but her reply is simply, Don't you think I can see with my own eyes?'"

Reactions to the murder among Kurds in Sweden have been generally understanding of a patriarch's dilemma in dealing with changing family values in a liberal country.

A spokesman for the Kurdish community said Friday that many Kurdish women in Sweden were lost."

They come from a small town and have never seen anything else. Many Kurdish women in Sweden don't speak any Swedish and don't even know where they are living. If a girl goes out with a boy without being married then she's a whore," said Kamaran Shwan, chairman of the Kurdish Association in the southern town of Malmo.

The United Nations says there are 5,000 honor killings" worldwide every year.

http://findarticles.com/p/articles/mi_qn4155/is_20020128/ai_n9610109
Accessed 11JAN2008

Cultural 'honour' killing brought to Canada

Jamie Baker – St. John's Telegram

Monday, June 11, 2007

ST. JOHN'S, N.L. – A 14-year-old female rape victim is strangled to death in March 2004 by her father and brother because she has supposedly tarnished the family name.

In April 2004, a man brutally kills his wife and daughter after finding out that his brother had previously molested them.

A teenage girl with a Turkish background has her throat cut by her father after he learns she has a Christian boyfriend.

All three cases -- taken from a study by Memorial University psychiatry professor Dr. Amin Muhammad and resident Sujay Patel -- involve unspeakable acts against females. And all were considered appropriate by the killers based on long-standing tradition and cultural beliefs.

The problem is, Muhammad said, people from countries where such beliefs exist are making their way to Canada and the United States.

"We discovered through our different discussions with lawyers in Canada that it happens here, more microscopically, also," he said. "When people come and settle in Canada they can bring their traditions and forcefully follow them."

The practice has a couple of names: transcultural homicide or Karo-Kari.

"In some cultures, people feel some boundaries are never to be crossed, and if someone would violate those practices or go against it, then murder is justified to them," Muhammad said, adding there are hundreds of cases annually in his native Pakistan.

Muhammad's report contains statistics from the United Nations Population Fund which reveal that more than 5,000 women are victims of so-called "honour" killings each year.

"In different cultures, they can get away without being punished -- the courts actually sanction them under religious contexts," he said.

Along with extreme traditional beliefs, there are deeper mental health issues that need to be considered, Muhammad said.

Quite often, people who are willing to kill members of their own family to restore some notion of honour are doing so, not just because they believe it to be right based on culture, but also because they are mentally ill in some way.

"Somehow, it gets ignored," Muhammad said, citing a lack of understanding in the West and the lack of mental health personnel in developing nations as part of the problem.

"I once wrote an article on suicide bombers, and I found there were psychological undercurrents that were not addressed properly."

Muhammad suggests more study should be carried out on Karo-Kari, which he refers to as being a transcultural mental health issue.

He also insists that mental health practitioners, even forensic psychiatrists, in western nations like Canada need to make sure they are prepared and trained to tackle such matters well in advance.

"You will see, 10 years down the road, this will not be very new for even a society like Canada," he said. "A special watch is warranted from a legal point of view."

http://www.canada.com/vancouversun/story.html?id=d05e437f-4661-4965-9455-ff30c6b9d4a5&k=20265
Accessed 17Dec2007

Canadian DisHonor Murder

By Robert Spencer
FrontPageMagazine.com | 12/19/2007

Aqsa Parvez is dead, and the main thing that many analysts want you to know about her death is that it had nothing to do with Islam.

Aqsa Parvez was sixteen years old; her father has been charged with strangling her to death because she refused to wear the hijab. Shahina Siddiqui, president of the Islamic Social Services Association, declared: "The strangulation death of Ms. Parvez was the result of domestic violence, a problem that cuts across Canadian society and is blind to colour or creed." Sheikh Alaa El-Sayyed, imam of the Islamic Society of North America in Mississauga, Ontario, agreed: "The bottom line is, it's a domestic violence issue." Nor was this denial limited only to Muslims. Lorne Gunter said in the *Edmonton Journal*: "I see nothing uniquely Muslim in her death. If, indeed, her father killed her, her death is his doing, not Islam's."

Gunter explains: "Of course, other cultures are also prone to intergenerational clashes and Muslim fathers have so far shown no more predilection for murder than fathers of other cultures." Quite so. Is, then, any linkage of Islam with the murder of Aqsa Parvez simply a manifestation of bigotry? Or is an examination of some elements of Islamic theology and culture necessary in order to try to prevent more young Muslim girls from being similarly victimized in the future?

Toronto radio host John Oakley has declared: "No one is on a witch hunt here trying to demonize an entire faith, but rather to get to the bottom of what seems to be a nasty little secret within a certain segment of the community; women are treated as second-class citizens. If that is, in fact, at the root of violence and abuse meted out by some Muslim men, it's high time to take ownership and confront the elephant in the room....Denial is not an option."

Are women indeed treated as second class within Islamic culture? Certainly there is plenty of divine sanction for their being thus treated. The Qur'an declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (2:282). It allows men to marry up to four wives, and have sex with slave girls also: "If ye fear that ye shall not be able to deal justly with the orphans, marry women of your choice, two or three or four; but if ye fear that ye shall not be able to deal justly (with them), then only one, or (a captive) that your right hands possess, that will be more suitable, to prevent you from doing injustice" (4:3). It rules that a son's inheritance should be twice the size of that of a daughter: "Allah (thus) directs you as regards your children's (inheritance): to the male, a portion equal to that of two females" (4:11).

Worst of all, the Qur'an tells husbands to beat their disobedient wives: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

Numerous hadiths even have Muhammad informing a group of women that their gender will populate hell: "Once Allah's Apostle went out to the Musalla (to offer the prayer) of 'Id-al-Adha or Al-Fitr prayer. Then he passed by the women and said, 'O women! Give alms, as I have seen that the majority of the dwellers of Hell-fire were you (women).'"

When they ask him why, he explains, "You curse frequently and are ungrateful to your husbands. I have not seen anyone more deficient in intelligence and religion than you. A cautious sensible man could be led astray by some of you."

Muhammad's assessment of their deficiencies comes from his Qur'an, as he explains further: "Is not the evidence of two women equal to the witness of one man? [cf. Qur'an 2:282, above]...This is the deficiency in her intelligence. Isn't it true that a woman can neither pray nor fast during her menses?...This is the deficiency in her religion" (Bukhari 1.6.301). The idea that hell will be filled with more women than men occurs frequently in the hadith. According to Muhammad, "I looked at Paradise and saw that the majority of its residents were the poor; and I looked at the (Hell) Fire and saw that the majority of its residents were women" (Bukhari 7.62.126).

These traditions demonstrate why some Muslim men have so often fit the stereotype that they treat women with suspicion, disdain and derision. When they deal with women, they are dealing with a group that suffers from severe moral and intellectual deficiencies, not to mention all sorts of physical impurities in a religion obsessed with ritual cleanliness. Women are, consequently, headed for hell.

In light of all this, think for a minute about what Muslim spokesmen in Canada could be saying. They could acknowledge that the divine sanction given to the beating of disobedient women by Qur'an 4:34 has created a culture in which such abuse is accepted as normal. They could call for a searching reevaluation of the meaning and continued relevance of that verse and other traditional material that reinforces it, and call in no uncertain terms for Muslims to reject definitively its literal meaning, now and for all time to come. They could acknowledge the prevalence of honor killing in Islamic culture, which has no sanction as such in Islamic theology but nonetheless enjoys enough Islamic approval that the Jordanian Parliament a few years ago rejected on Islamic grounds attempts to stiffen penalties for it. They could call for sweeping reform and reexamination of the status of women in Islam.

For any of this to happen, Muslim leaders in Canada would have to adopt an unfamiliar and uncharacteristic stance of self-criticism, and Canadian leaders would have to abandon their ongoing infatuation with multiculturalism.

Unfortunately for Muslim women in Canada and elsewhere, neither seems likely. But Aqsa Parvez deserves no less.

American Honor Killing in Texas

"He was really strict about guy relationships and talking to guys, as well as the things she wears" -- so he killed her



Really strict

by Robert Spencer 03JAN2008

He was upset that they were involved with non-Muslims. "Texas manhunt for father of slain girls," by Robert Stacy McCain in the Washington Times:

Texas authorities continued a manhunt today for an Egyptian-born taxi driver accused of murdering his teenage daughters.

Yaser Abdel Said, 50, was wanted on a warrant for capital murder after police say he shot the girls Tuesday and left them to die in his taxi, which was found parked in front a hotel in Las Colinas, a suburb north of Dallas. Police said Mr. Said should be considered armed and dangerous.

Friends of Amina Yaser Said, 18, and Sarah Yaser Said, 17, described the girls to the Dallas Morning News as "extremely smart — like geniuses," saying the slain sisters had been enrolled in advanced placement classes and were active in soccer and tennis at suburban Lewisville High School.

While police refused to discuss a possible motive for the crimes, family and friends told reporters that the girls' Westernized lifestyle caused conflict with their Muslim father, who immigrated from Egypt in the 1980s.

"He was really strict about guy relationships and talking to guys, as well as the things she wears," Kathleen Wong, a friend of the girls, told KTVT-TV, the Dallas CBS affiliate.

Two boys who said they had been dating the sisters told KXAS-TV in Dallas that Mr. Said was upset that his daughters were involved with non-Muslims.

"She just wanted a normal life, like any American girl wanted," one of the boys told the NBC affiliate station, adding that Sarah "was always kind, gentle, always cheerful, always had a smile on her face."





The boyfriends said yesterday they feared for their safety because Mr. Said was still at large. "Obviously he already showed that he is a dangerous man," one told the KXAS station.

Posted by Robert at January 3, 2008 3:53 PM

http://akeyboardanda45.blogspot.com/2008/01/honor-killing-in-north-texas.html
Accessed 11JAN2008

Polygamy law set for challenge



Multiple marriages are not recognised under British law

The BBC's Zubeida Malik reports Sunday, 18 June, 2000, 09:04 GMT 10:04 UK

Muslims in Britain are to challenge UK law which forbids husbands from having more than one wife.

They say they will refer Britain's ban on polygamous marriage to the European Court of Human Rights this autumn.

Under Islamic law a man is allowed to have up to four wives, but the Muslim Parliament of Britain says that many families are being forced to live outside the law because their polygamous marriages are not recognised here.

There are no official figures on the number of people practising polygamy in Britain, but it's estimated that there may be hundreds.

One British Muslim wife suffering as a result of polygamy is Sameera, whose 55-year-old husband took up a second wife after 30 years of marriage.

He married a 26-year-old cousin in January, whilst on holiday in Pakistan, without Sameera's knowledge or consent.

Told by her in-laws she says she was devastated, but feels she has no choice but to accept the situation.

"I just fainted when I first heard," says Sameera. "The fact that he's married such a young girl, a girl old enough to be his daughter. I cried and cried and felt like my mind was exploding. It felt like the ground had just fallen from under me, why did he do it? It shouldn't happen."



Under Islamic law a man may have up to four wives

Although Islam allows a man to marry up to four wives, he can only do so if his first wife is infertile, or if he marries women who are considered social outcasts. It is not, as many believe, meant to be for the sexual gratification of men.

Noshaba Hussein from the Muslim Parliament says she knows of many happy polygamous marriages in Britain.

"I am aware that this practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship and they would like it to carry on and be protected by law."

This practice is taking place in Britain and there are couples who are quite happy and satisfied with their relationship

The police say there is little they can do. Colin Cramphorn from the Association of Chief Police Officers says he finds cases like Sameera's disturbing, but he believes that politicians need to clarify the law.

Noshaba Hussein from the Muslim Parliament

"Clearly those communities that have a tradition which allows polygamous marriage have a point of view and they are keen to have that point of view taken into account and recognised as part of a multi-cultural society," says Mr Cramphorn.

"But of course if the law is equivocal, as it currently is, then that prevents all of us achieving the kind of clarity that would no doubt be helpful in the longer term."

Human rights challenge

Come October, when the Human Rights Act comes into force, British law on such matters will be open to challenges, under article eight of the act which says everyone has the right to respect for his private and family life.

Noshaba Huseein says that if the government refuses to accept the legality of polygamous marriages then the Muslim parliament will take it to the European court of human rights.

"There will be a need to do something much more, in the way of a campaign, if there is a denial of rights and certainly people will be taking actions to the European court to ensure that we have the rights of freedom of religion."

The issue of polygamy encapsulates the debate over whether minorities have the right to follow their own customs or conform to established Judaeo Christian values. The bishop of Rochester, Dr Nazir Ali, believes the government should not succumb to such pressures.

"I don't think that polygamy should be enshrined in law because it will affect the mutual love and companionship that a marriage needs and it will also affect the stability of the family," says Dr Ali.

But Noshaba Hussein warns that if the government continues to overlook their demands they could end up losing ethnic minority votes.

"Muslims are very strong supporters of the Labour government," she says.

"So far I think we've been getting a relatively rough deal and maybe it will be reflected in the polls."

http://news.bbc.co.uk/2/hi/uk_news/791263.stm
Accessed 17Jan2008

ATT. Y

POLYGANY IN THE BRONX

8 Children Are Among Dead in Bronx Fire



Librado Romero/The New York Times

Mamadou Soumare, center, whose wife and three children died in the fire. More Photos >

By Michael Wilson - MAR 8 2007
The New York Times

Eight children and an adult were killed in a fire in the Bronx on Wednesday night that raced up from the basement of a more than 100-year-old wooden building where 22 people from immigrant families lived, the authorities said.

Mothers, shrouded in thick smoke, threw their unconscious children from three stories above to neighbors who tried to catch them, witnesses said. Rescuers fought to revive victims with C.P.R. and oxygen masks on the frigid street in the Highbridge neighborhood near Yankee Stadium, which has a large population of African immigrant families.

The fire killed five young children from one family and three children — a boy and twin babies — and their mother from another. The flames were propelled through the house as much by tragic errors — including a possibly delayed call to 911 and inoperable smoke alarms — as by the combustible wooden stairs that fed its rapid rise to the people above, the authorities said.

All nine victims were overcome by smoke in the house, the New York Fire Department said, and the medical examiner's office confirmed that they died of smoke inhalation.

"I seen them carry out the babies," said Charles O'Neal, 21, a neighbor, describing the children being laid out on the ground in their pajamas. "It was the first time I ever seen that. They died as soon as they pulled them out. I'll see them in my sleep."

Fire officials said this afternoon that the fire began at 11:08 p.m. and that it appeared to have been caused by an overheated cord to a space heater in the basement bedroom.

When the woman in the basement saw the fire, she grabbed her 5-year-old daughter and ran upstairs and outside for help, leaving the door open behind her, and inadvertently allowed the flames to spread quickly, the Fire Department said.

Relatives said three families lived at the building on 1022 Woodycrest Avenue.

The residents may have delayed in calling the Fire Department as they tried to put out the flames themselves, Mayor Michael R. Bloomberg said at news conferences today in Manhattan and, later, in Miami.

"A woman in the apartment where the heater was saw it, tried to put it out, realized she couldn't, left the room, the apartment in the building, and a couple of mistakes were made which may or may not have contributed dramatically to the tragedy," Mr. Bloomberg said this afternoon in Miami. "We'll never know."

The eight children who died ranged in age from infants to 11 years old. The woman who died, Fatoumata Soumare, 45, was the mother of three of the dead children, Djibril Soumare, age 3, and 7-month-old twins, Sisi and Harouma, the children's father said. Their fourth child survived, a 7-year-old girl named Hassimy.

The medical examiner's office identified the five other children as siblings from another family: a girl, Diaba Magassa, 3; and four boys, Mahamadou Magassa, 8; Bilaly Magassa, 1; Bandiougou Magassa, 11; and Abudubucary, 5. Their father, Moussa Magassa, a former carpenter for the school system, was on vacation in Africa and is expected back in New York tonight. City property records showed that he owned the house.

The mayor said the death toll had a good chance of rising, but hospital officials said this afternoon that the injured children's conditions were improving and stabilizing. Only one child remained in critical condition.

"The fallout from that fire really is heartbreaking," Mr. Bloomberg said. "It's obviously terrible for anyone to perish like this. Sometimes it just seems more painful and more unfair when it's children that die. When children die, everyone around them, everyone who loved them, die a little bit as well."

He said that in addition to the dead, 17 to 19 people had been injured, including some minor injuries to firefighters and one emergency service supervisor.

"Using stoves, using space heaters — these are dangerous ways to heat a house," Mr. Bloomberg said. "The central heating was working. It is still working. The Fire Department checked it this morning. It wasn't a case where there was not heat."

"There were two smoke detectors," he said. "Unfortunately, neither had batteries in them."

The mayor said fire officials regularly stress that anyone finding flames in a room should shut the door behind them. Chief Fire Marshal Louis Garcia described the grim efficiency of the blaze. "You simply had a fire that spread up the staircase," he said. "The door to her bedroom was on the staircase. She left the door open. It spread up the staircase. The damaging factor was the fact that it went up the staircase. It's a combustible building. The staircase was wooden. It's combustible. There's paint there, and that spread the fire."

The dead woman's husband, Mamadou Soumare, said he was working in his taxi when his wife called him to tell him that a fire had broken out. "She called me on the phone. She said, 'We have a fire.' She screamed. I said, 'Go up to the top floor. Call 911.' "

Neighbors described a frenzied scene in which a desperate mother saved two of her children and herself by flinging them out of a third-story window and then jumping. Edward Soto, 28, who lives in an apartment building across the street, said he had caught one of the children but had been unable to break the fall of the other. Both survived.

"The mother said, 'Please God, don't kill my children,' " Mr. Soto said. "Then she went and she jumped. When I looked up the woman was coming down. I screamed out and screamed out. She came down hard." He was unable to break her fall either, he said. She survived with a broken leg, relatives said.

"It was like the movie 'Backdraft,' " Mr. Soto said. "You saw the fire come out and go back in. When the fire department opened the back door, you saw the heat. It was kind of bluish. It went back into the house. You could hear the screams from inside the house."

"You could see the flames shooting out the door," said Simone Simon, 28, a Salvation Army volunteer who arrived when the fire was at its peak.

Another witness, Troy Erwin, 44, said, "It was an inferno — smoke everywhere."

Witnesses described small bodies being brought out of the building wrapped in blankets. "One of the firemen was carrying a little boy who was unconscious," Ms. Simon said, estimating that the boy was 2 years old.

Relatives said there were as many as 17 children living in the home, and gave varying accounts of five or six adults. Officials said two women, including the woman in the basement, had escaped with minor or no injuries. The two men were both gone, one in Africa and the other driving his cab.

Mr. Magassa had two wives in the home, living on different floors, according to a friend of the family and a cousin.

On the second floor lived Aisse Magassa and her and Mr. Magassa's four children. All lived. Aisse Magassa is believed to have broken her leg jumping from the house.

Downstairs on the first floor, Manchia Magassa lived with her and Mr. Magassa's seven children, five of whom perished.

"Both wives," said the friend, Bulansa Kebbeh, 30. The cousin, 12-year-old Dieinabou Magassa, asked about the relationships in the house, said: "Aisse is his other wife. Mancha is his wife, too."

The Soumare family lived on the top, third floor.

David Todd, who was with Mr. Soto, said he worked next door to the building and helped with the rescue effort. He unlocked a gate to get to the back of the house.

"There was a lady at the window screaming," Mr. Todd said. "The lady threw another kid out the window. They caught the kid. I didn't know what was happening with the kid. He was not breathing, so I passed the kid. There is no fire escape back there."

Officials said the building was not required to have a fire escape.

The mayor said that excluding the Sept. 11 attacks, the fire was the city's deadliest since the inferno at the Happy Land social club killed 87 people in 1990.

The fire was brought under control at 1:06 a.m., the Fire Department said. Approximately 33 fire units and 140 firefighters responded to the fire.

Fire marshals interviewed the woman who was in the basement, who said she awoke to flames next to her bed and ran outside with her child for help, returning with other adults in an unsuccessful attempt to extinguish the fire, the Fire Department said.

After the fire was extinguished around midnight, anguished relatives and friends gathered across the street to gape at the blackened wreckage of the building. The streets were slippery from sheets of ice formed by the runoff water from the firefighters' hoses. A blue minivan sat in the driveway, largely undamaged by the flames.

Six children were brought to Jacobi Medical Center about 1 a.m., a spokesman for the hospital said. One, an infant boy, was dead on arrival, and attempts to resuscitate him failed, according to the spokesman, Michael Heller. The others were girls ranging in age from 2 to 7, who were suffering from various degrees of burns and smoke inhalation.

Four of the five girls, he said, were treated in the hospital burn unit's hyperbaric chamber, which is used to relieve carbon monoxide poisoning and to speed the healing of serious wounds.

The news improved this afternoon, when two of the girls, both 6, were transferred from Jacobi to Lincoln Medical and Hospital Center in stable condition, Mr. Heller said. The conditions of two other girls, ages 2 and 4, were upgraded to good, and they were released at about 4 p.m., leaving only one girl, age 7, in critical condition at Jacobi, Mr. Heller said. The woman with the broken leg was also at Lincoln in stable condition.

Four firefighters and one other emergency worker were also hospitalized with minor injuries, according to The Associated Press. Victims were also taken to Lincoln Medical and Hospital Center as well as Jacobi Medical Center.

The first firefighters responded to the blaze 3 minutes 23 seconds after the first 911 call, officials said.

An imam at Mr. Magassa's mosque on Jesup Avenue, Mahamadou Soukouna, waited for Mr. Magassa's return today, and described him as devout. "Moussa would come to pray every day," he said.

News of the deaths spread quickly at their schools.

A schoolmate of 7-year-old Mahamadou at P.S. 73 said he knew all five of the dead Magassa boys. "They're all nice kids," said Christopher Henriquez, 8. Of his friend, he said, "He mostly liked to eat. If he sees something he likes in the cafeteria, he takes it two times."

A friend of Bandiougou's, Donovan Lebron, 10, said, "I feel bad because he didn't get to live that long. He was only 11."

http://www.nytimes.com/2007/03/08/nyregion/08cnd-fire.html?_r=1&oref=slogin
Accessed 17Jan2008

Main title is my own, bolding is mine – F. P. Wilson 17Jan2008

"Big Love"?: HBO Skips True Polygamy in Islamic U.S.

By Debbie Schlussel March 20, 2006

HBO's new show, "Big Love," is getting a lot of hype. Airing in the prized post-Soprano's slot on Sundays at 10 p.m. Eastern, the show is about a lapsed Mormon in suburban Salt Lake City who has three wives and families.

But while the Mormon Church banned the practice of polygamy in 1890, another religion continues to encourage it to this day. Hint: It begins with an I, ends with an M, and has an S-L-A in the middle.

If you think men with four wives only happens in Utah, think again. If you think that, with Muslims, it only happens in some desert emirate over in the Middle East, also think again.

The fact is there are Muslim men with multiple wives living everywhere in America. But unlike the Mormons--most of whom don't practice polygamy anymore--Muslims with multiple wives aren't subject to ridicule, like HBO shows or Jay Leno jokes. And they aren't prosecuted, like Mormon Tom Green was.



HBO's Fictional "Big Love"; America's Real, Growing "Big Love"

There are Muslim polygamist men living not far from me in the Detroit area. They have one wife, to whom they were married in the eyes of the State, and several to whom they are married in the eyes of the mosque. While our government recognizes these marriages for Muslims, it enforces polygamy laws against everyone else. In Dearborn, Michigan--Islamic America' nucleus--statutory rape cases have been dismissed on the grounds that there was a marriage (of a 14-year-old girl! in one case) in the eyes of the mosque.

Here's a quote from Islamic commentator Hassan Hathout:

We American Muslims are subject to American law and we have the right of objection only if the law forces us to do something against Islam. . . . When an American Muslim takes a second wife (as is rumored to be the practice of some Islamic centers), the second wife is denied her "legal" proof of marriage, and will essentially be kept as a hidden or secret wife.

This is a huge drain on Infidel society, because there have been instances where Muslim polygamist marriages have been used to foment mortgage and bank fraud, as well as Medicaid fraud. In addition, the multiple wives are usually an excuse to milk the system, whether it's Medicaid or Aid to Families with Dependent Children or WIC (Women, Infants, and Children) aid.

But when it comes to Islamic polygamy on our shores, neither law enforcement--nor feminists constantly griping about exclusive golf clubs--are lifting a finger. While the Utah and Arizona Attorney Generals' offices investigate and issue reports about Christian polygamy in their states, not a word from their Michigan counterpart. The double standard is clear.

So where's HBO's "Big Islamic Love" show? Don't hold your breath. Only Christians need apply for the scorn. Muslims . . . totally off limits.

Posted by Debbie at March 20, 2006 11:41 AM

http://www.debbieschlussel.com/archives/2006/03/big_love_hbo_sk.html
Accessed 17Jan2006

What To Expect When You're Expecting a Co-Wife

WHY AMERICAN MUSLIMS DON'T CARE TO LEGALIZE POLYGAMY.

By Andrea Useem
Posted Tuesday, July 24, 2007, at 12:12 PM ET

This article appears in conjunction with a special weeklong series on Islam published by On Faith, the* Washington Post's *religion blog. To read more, visit On Faith.



So, you're happily married to the Muslim man of your dreams when, suddenly, he drops the p-bomb: polygamy. For Aneesa Azeez, a 23-year-old Muslim convert and college graduate, her husband's announcement of his intention to marry a second wife devastated her. "I am shocked, hurt, angry and confused, all in one," she wrote in a letter to him.

Seems like a recipe for divorce, right? Polygamy is *illegal*, after all. But Azeez didn't play that card with her husband, 15 years her senior. Under the law that mattered to her—classical Islamic law—she accepted her husband's right to take up to four wives, as allowed by the Quran, as long as he could treat them equally.

At first, Azeez wrestled with jealousy toward her co-wife and pined for her husband on the nights and weekends he stayed with his second wife, who lived half an hour away.

But eventually, a peacefulness settled in her heart and a friendship with her co-wife blossomed: "I am in polygyny because I want to be," she wrote on her blog, Polygynous Blessings, whose initial entries are collected in a self-published book of the same title. (*Polygyny* is the more precise term for the type of polygamy in which a man marries more than one wife.) Azeez's blog is just one of several in which American Muslims write thoughtful, sometimes wry, but usually positive commentary about living polygamously; other notables include Thoughts of a First Wife and Big Faith.

Azeez, who works from her home in upstate New York as a newspaper copy editor, could be a poster child in the movement to legalize polygamy—the Muslim equivalent of the poignantly normal gay and lesbian couples lining up outside San Francisco's City Hall in 2004. But she won't be marching in the streets, calling for the legalization of polygamy, as some Protestant and ex-Mormon polygamists have been doing. For the tiny minority of American Muslims who engage in polygamy, its illegality is close to irrelevant. And for mainstream American Muslims, who are dealing with enough negative publicity as it is, let alone the fact that polygamy gives many of them the heebie-jeebies, the legal status quo suits them just fine.

So, while the existence of Azeez's book, which had sold 150 copies as of mid-July, won't necessarily prompt the Department of Homeland Monogamy to raise its threat level to yellow, American Muslim polygamists are still a group to watch.

For one thing, they may be almost as numerous as the fundamentalist Mormons who make all the headlines (and score big ratings for HBO). Debra Mubashshir Majeed, a religious studies professor at Beloit College who is researching a book on American Muslim polygamy, estimates that less than 1 percent of American Muslims indulge in the practice—and these practitioners are most often African-American Muslims or recent immigrants from West Africa. That percentage may seem infinitesimal, given that the most recent estimate of the American Muslim population puts their numbers at 2.35 million, but it does mean there are perhaps as many as 20,000 American Muslim polygamists. In comparison, the current best guess about the number of fundamentalist Mormons involved in polygamy in the United States, Mexico, and Canada is only 37,500, according to Brooke Adams, who covers the polygamy beat at the *Salt Lake Tribune*. (Yes, polygamy has its own beat—in Utah, at least.) And while Muslim polygamists are quiet now, their political awareness may grow over time; after all, fundamentalist

Mormon polygamists lived for decades in disparate and secretive communities, only recently emerging to claim their place at the civic table.

American Muslim polygamists are unafraid of prosecution, and they sometimes seem almost puzzlingly unconcerned with the illegality of their conjugal life. Azeez takes only minor steps to conceal her husband's identity, and only then to ensure his job is not jeopardized. "It's not like everyone is being rounded up and thrown in jail," she says—in stark contrast to fundamentalist Mormons who recall the raid of the Short Creek, Ariz., polygamist community in 1953. Similarly, Senegalese-American hip-hop star Akon casually revealed to a New York radio host in late 2006 that he not only had four mothers growing up but also currently has several wives at home in Atlanta. (He said he would go public with his "multimonogamous" family only if he had his own reality show. Just imagine it: *Big Love* meets *Run's House*.)

And prominent American Imam Siraj Wahhaj, who was the first Muslim cleric to ever offer the invocation at the U.S. House of Representatives, was quoted in Paul Barrett's 2007 book *American Islam** as saying that he performs polygamous unions at his Al-Taqwa mosque in Brooklyn, N.Y. "If a man can have a hundred girlfriends, and it's legal, I don't say you can't have more than one wife," he reasons. Of course, Wahhaj is in the minority on this point; most mainstream imams would not condone the open flouting of the law. Tahir Anwar, imam of a well-established San Jose, Calif., mosque, writes in an e-mail that he would discourage any Muslims seeking a polygamous marriage and would not perform the ceremony: "It is not allowed in the land that we live in, a land to whom we have promised that we will follow all of its laws."

This idea that Muslims are contractually bound to follow the laws of the country in which they live—an idea rooted in the sayings of the Prophet Mohammed—is theologically sound, but only up to a point. It presumes that the laws of the land are immutable. It presumes that America is not, in fact, a place where a motivated group of individuals can mobilize others to change laws and social mores.

So, why aren't all American Muslim leaders jumping on the "legalize polygamy" bandwagon? After all, Muslim parents have banded together to call for public schools to recognize Muslim holidays, and Muslim cabdrivers are trying to protect their right to refuse alcohol-carrying passengers; shouldn't American Muslim leaders step in to secure the rights of their co-religionists to exercise their marital preferences?

As urban anthropologist Robert Dannin points out in his 2002 ethnography, *Black Pilgrimage to Islam*, some of the most intense and divisive feelings about polygamy are found within the Muslim community itself. Many Muslim women, of course, are frankly relieved that the law of the land forbids husbands from taking multiple wives. But Muslim religious leaders, who are by definition male, may have slightly different motivations in accepting the legal status quo. At a moment when leading presidential candidates can suggest the routine wiretapping of mosques and nearly half of the American public has a negative view of Islam, championing polygamy hardly seems like a winning strategy.

Back in 1890, when the federal government was preparing to dissolve the Mormon church, confiscate its property, and possibly even disenfranchise all its members in large part because of polygamy, the church's then-president, Wilford Woodruff, publicly declared his advice to all Latter-Day Saints to "refrain from contracting any marriage forbidden by the law of the land." Although American Muslim leaders have not been backed into such an uncomfortable corner, they are quietly issuing their own 1890 manifesto: consenting to theological accommodation as a price of American belonging.

Correction, July 25, 2007: *This article originally misstated the release date of* American Islam, *by Paul M. Barrett. It was released in 2007. (Return to the corrected sentence.)*

http://www.slate.com/id/2170977/pagenum/all/
Accessed 17Jan2007

ATT. BB

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Fredrick P. Wilson (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal and supporting statement requesting that Ford's Board of Directors "include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity" (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has consistently concurred that shareholder proposals may be excluded under Rule 14a-8(i)(3) when the company demonstrates "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). In *Berkshire Hathaway Inc.* (March 2, 2007), omission of a shareholder proposal was permitted where the proposal sought to restrict the company from investing in securities of any foreign corporation that engaged in activities prohibited for U. S. companies by Presidential Executive Orders. The proposal in *Berkshire Hathaway* was so vague and ambiguous that shareholders could not be expected to understand what they were being asked to consider. Likewise, the company would not know what action to take in order to ensure full compliance with the proposal's requirements. *See also, The Procter & Gamble Company* (August 9, 2007) (concurring in exclusion of proposal that requested that if the company sponsored a news program in Spanish, then half of that program must incorporate an English lesson); *The Home Depot, Inc.* (January 29, 2007) (concurring in exclusion of proposal that required two nominees for each new member of board as vague and indefinite); *Bank of America Corporation* (February 17, 2006) (concurring in exclusion of a proposal limiting the compensation of directors as vague and ambiguous); and *Wendy's International, Inc.* (February 24, 2006) (concurring in exclusion of request for board to issue interim reports to shareholders that detailed the progress made toward accelerating development of controlled-atmosphere killing of animals as vague and indefinite).

The Proposal falls squarely within the criteria for exclusion because, based on the text of the resolution contained within the Proposal, shareholders will not be adequately informed as to what they are being asked to consider. Likewise, the Company would not know what specific action to consider taking should the Proposal be adopted. The Proposal requests a report on efforts to improve the fuel economy of the Company's products; however, it is not at all clear what the Proponent intends by the phrase "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity." In theory, the Proposal could imply that the Company should adopt corporate fuel efficiency goals, although the link between any such goals and the specifics of the resolution contained in the Proposal appear tenuous, at best. Alternatively, the Proposal could be literally to request that no Ford vehicles indicate there is a need for any country in the world to purchase oil from Middle East countries in order to fuel Ford vehicles. If so, then the Proposal may arguably be omitted as being substantially implemented (i.e., no current Ford vehicles give any indication to countries that there is a need to buy oil from Middle East countries in order to fuel Company products). A third interpretation of the Proposal is a request that Ford undertake efforts to not only improve the fuel efficiency of its products, but also engage in an international effort to convince countries of the world not to purchase oil from Middle East countries to fuel Ford products. The interpretation of, and the questions raised by, the

Proposal are endless. Shareholders cannot be expected to understand with a reasonable degree of certainty which, if any, of the above (or other) scenarios they are being asked to consider. Similarly, the Company would not know with any reasonable degree of certainty what action it is expected to consider if the Proposal was adopted. Consequently, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) as impermissibly vague and indefinite.

The Proposal is Beyond the Power of the Company to Effectuate

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. *See also, International Business Machines Corp.* (January 14, 1992).

In each of the No-Action Letters referred to above, the proposals were beyond the power of the Company to effectuate because there was no practical way of implementing the proposals. Likewise, the Proposal is beyond the power of the Board of Directors to effectuate because the Board does not, and cannot, control where Royal Dutch Shell, ExxonMobil, or any other company or country, obtains its oil from in order to make fuel for the Company's products. Furthermore, gasoline is a fungible commodity. Each gallon is like any other, regardless of whether the oil is sourced from the Middle East or the Gulf of Mexico. Because gasoline is fungible, any statement or implication that Ford vehicles should not be powered by Middle East oil is completely meaningless. Also, there is no feasible way for the Company to monitor where the oil used to power its vehicles was derived from. Lastly, there is no feasible method by which the Company could enforce the edict that only non-Middle East oil be used to fuel its products. Consequently, the Proposal is beyond the power of the Company and the Board to implement and, as such, is excludable pursuant to Rule 14a-8(i)(6).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Fredrick Wilson (via Federal Express)

EXHIBIT 1

November 29, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439-5119
PH: 810-694-6628
Cell Ph: 810-423-4957
E-mail: Shinano01@aol.com

Ford Motor Company
One American Road
Room 1134
Dearborn, MI 48126

ATTN: SECRETARY

SUBJECT: Stockholder Proposal for the Board of Directors Consideration, and for inclusion in the proxy statement for the 2008 Stockholders Meeting if the Board does not see fit to adopt it as is.

Dear Sirs &/or Mme:

The first attachment is a letter from Oppenheimer, Inc., my stockbroker, attesting to the purchase date of my Ford Stock and the quantity owned, and that as of the date of that letter I still owned the stock. The purchase date is December 06, 2005 and the quantity is 450 shares, valued today at about $7.34 per share, or about $3,303.

The second letter is my statement of intent to continue to hold, own, and possess these shares.

The third attachment is my Stockholder Proposal. I do hope that the Board of Directors adopts it. It is 499 words long per Microsoft Word 2000 wordcount.

I do hope you fully review and approve my proposal.

If you have any questions or concerns, please contact me at your earliest opportunity. If you provide me with an E-mail address, I can provide this proposal electronically.

Regards,

Fredrick P. Wilson

Att: 1) Letter from Oppenheimer, Inc regarding ownership of my Ford Stock, dated 16Nov2007.

2) Letter of Intent to continuously hold stock, dated 16Nov2007.

3) Stockholder Proposal: IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending over $4 Billion/year for 34 years ($136Billion+) to build mosques, madrasses and Islamic centers in the US and globally. They are also teaching hatred of us in Canada, Europe, the Middle East, North Africa, and Central and SE Asia. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, England, Russia, Canada, Southeast Asia, and large sections of Central and South America will be, demographically at first, violently later, overrun by Islamists well before 2100. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis in WWII" to Eastern Europe and America, only this time Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. Hezbollah activists in Dearbornistan may join them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request Ford's Board to include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity.

F. P. Wilson 11/29/07

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 4, 2007

Fredrick P. Wilson
1305 Rollins Street
Grand Blanc, Michigan 48439-5119

Subject: Shareholder Proposal 2008 Annual Meeting

Dear Mr. Wilson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 29, 2007, which was received on November 30. You request that the proposal relating to the Board issuing a report in Ford's annual report on efforts to improve the fuel economy of Ford products, among other things (the "Proposal"), be included in the Company's 2007 proxy materials. Thank you for providing proof of stock ownership.

Please note that Ford reserves the right to file a No-Action Request with the United States Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we determine a basis for exclusion exists under SEC Rule 14a-8. If we decide to file such a letter, we will notify you in accordance with SEC rules.

Thank you for your continued interest in Ford Motor Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

RECEIVED

2008 FEB 12 PM 12: 06

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson

Ladies and Gentlemen:

Reference is made to the letter dated January 24, 2008, of Mr. Fredrick P. Wilson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 3, 2008, regarding the Proponent's shareholder proposal requesting that Ford's Board of Directors "include a specific report in the annual report on the efforts to improve the fuel economy of the company's new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity" (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We do not believe the Proponent has presented any arguments that refute the Company's position that the Proposal is excludable pursuant to Rule 14a-8(i)(3) as materially false and misleading and Rule 14a-8(i)(6) as beyond the power of the Company or its Board of Directors to implement. In the last two pages of the Proponent's January 24 letter, he attempts to explain that the Proposal requests a report of the Company's progress toward meeting a goal of increased fuel efficiency that would somehow translate into countries not having to obtain oil from Middle East countries to fuel Ford vehicles. Even if that interpretation was discernable from the Proposal, which clearly it is not, the Proposal would still violate Rule 14a-8(i)(3) and Rule 14-8(i)(6). Unless Ford produced vehicles that could use non-oil-based propulsion systems, Ford vehicles could not indicate that there is no need to buy oil from Middle East countries. Further, the Proponent's explanation is just one of many alternate interpretations of the Proposal. Please see the Company's January 3 No-Action Request for other interpretations of the Proposal.

For the reasons stated above, as well as those stated in Ford's No-Action Request of January 3, the Company respectfully requests the Staff to concur in the omission of the

Proposal from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(3) as false and misleading and/or Rule 14a-8(i)(6) as beyond the power of the Company to implement.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Fredrick P. Wilson (via Federal Express)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ford Motor Company
Incoming letter dated January 3, 2008

The proposal requests that the board report on Ford's efforts to improve the fuel economy of its new light truck and passenger vehicles such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles at the earliest opportunity.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END